SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS	December 31, 2005	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 15910

01.02 - HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2215-4901	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2215-7140	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME BENJAMIN STEINBRUCH
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 – CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7519	14 - FAX -	15 – FAX -
15 - E-MAIL invrel@csn.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2005	12/31/2005
2 – Next to last	01/01/2004	12/31/2004
3 – Last but two	01/01/2003	12/31/2003
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO		12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 - CAPITAL

Number of Shares (in thousands)	1 12/31/2005	2 12/31/2004	3 12/31/2003
Paid-in Capital
1 – Common	272,068	286,917	71,729,261
2 – Preferred	0	0	0
3 – Total	272,068	286,917	71,729,261
Treasury Stock
4 – Common	13,886	10,024	0
5 – Preferred	0	0	0
6 – Total	13,886	10,024	0

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 106 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	04/29/2005	Dividend	06/14/2005	ON	7.3517000000
02	AGO	04/29/2005	Interest on Own Capital	06/14/2005	ON	0.8675400000
03	Proposal		Interest on Own Capital		ON	1.0047300000
04	Proposal		Dividend		ON	4.1237700000

01.09 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
1	Total Assets	24,545,954	25,724,002	24,310,782
1.01	Current Assets	5,545,203	6,440,179	5,507,669
1.01.01	Cash Equivalents	73,034	47,411	69,027
1.01.02	Credits	1,772,853	1,696,794	1,740,091
1.01.02.01	Domestic Market	697,396	752,225	695,978
1.01.02.02	Foreign Market	1,146,408	1,011,376	1,142,383
1.01.02.03	Allowance for Doubtful Accounts	(70,951)	(66,807)	(98,270)
1.01.03	Inventories	1,396,406	1,560,071	642,435
1.01.04	Others	2,302,910	3,135,903	3,056,116
1.01.04.01	Marketable Securities	1,422,761	1,909,866	2,124,144
1.01.04.02	Recoverable Corporate Income Tax and Social Contribution	25,168	12,744	75,407
1.01.04.03	Deferred Income Tax	358,950	360,946	241,194
1.01.04.04	Deferred Social Contribution	80,843	48,426	61,737
1.01.04.05	Dividends Receivable	140,924	28,727	117,219
1.01.04.06	Prepaid Expenses	27,269	30,413	38,456
1.01.04.07	Prepaid Income Tax	0	497,195	92,524
1.01.04.08	Others	246,995	247,586	305,435
1.02	Long-Term Assets	1,686,801	1,531,697	3,162,132
1.02.01	Sundry Credits	26,084	29,804	27,066
1.02.01.01	Loans – ELETROBRÁS	26,084	29,804	27,066
1.02.02	Credit with Related Parties	195,436	117,227	1,285,434
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiaries	195,436	117,227	1,285,434
1.02.02.03	Other Related Parties	0	0	0
1.02.03	Others	1,465,281	1,384,666	1,849,632
1.02.03.01	Deferred Income Tax	410,391	442,482	636,448
1.02.03.02	Deferred Social Contribution	81,952	87,486	72,456
1.02.03.03	Judicial Deposits	641,327	560,465	481,122
1.02.03.04	Securities Receivable	79,172	44,472	44,595
1.02.03.05	Marketable Securities	125,639	125,652	154,458
1.02.03.06	Recoverable PIS/PASEP	27,334	25,209	55,031
1.02.03.07	Prepaid Expenses	35,685	44,878	48,110
1.02.03.08	Investment Available for Sale	0	0	248,691
1.02.03.09	Others	63,781	54,022	108,721
1.03	Permanent Assets	17,313,950	17,752,126	15,640,981
1.03.01	Investments	5,098,885	5,450,044	2,879,772
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	5,098,885	5,450,044	2,879,772
1.03.01.03	Other Investments	0	0	0
1.03.02	Property, Plant and Equipment	12,020,165	12,092,187	12,430,298
1.03.02.01	In Operation, Net	11,524,199	11,824,377	12,246,545
1.03.02.02	In Construction	352,025	139,074	67,750
1.03.02.03	Land	143,941	128,736	116,003
1.03.03	Deferred	194,900	209,895	330,911

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2	Total Liabilities	24,545,954	25,724,002	24,310,782
2.01	Current Liabilities	5,300,857	6,231,577	4,551,745
2.01.01	Loans and Financings	979,704	1,208,793	2,279,335
2.01.02	Debentures	661,920	44,943	89,152
2.01.03	Suppliers	1,149,504	557,090	432,791
2.01.04	Taxes and Contributions	305,526	956,069	799,413
2.01.04.01	Salaries and Social Contributions	59,903	55,432	91,805
2.01.04.02	Taxes Payable	119,143	639,144	546,047
2.01.04.03	Deferred Income Tax	93,000	192,274	118,795
2.01.04.04	Deferred Social Contribution	33,480	69,219	42,766
2.01.05	Dividends Payable	1,324,087	2,268,517	717,608
2.01.06	Provisions	40,341	15,051	8,177
2.01.06.01	Contingencies	40,341	15,051	8,177
2.01.07	Debt with Related Parties	0	0	0
2.01.08	Others	839,775	1,181,114	225,269
2.01.08.01	Accounts Payable - Subsidiaries	687,347	1,038,379	183,491
2.01.08.03	Others	152,428	142,735	41,778
2.02	Long-Term Liabilities	12,709,907	12,647,884	12,316,105
2.02.01	Loans and Financings	6,587,731	6,635,135	5,880,015
2.02.02	Debentures	286,176	900,000	1,566,550
2.02.03	Provisions	5,356,011	4,619,722	3,509,206
2.02.03.01	Contingencies	3,193,064	2,323,709	1,087,060
2.02.03.02	Deferred Income Tax	1,590,402	1,688,245	1,780,990
2.02.03.03	Deferred Social Contribution	572,545	607,768	641,156
2.02.04	Debt with Related Parties	0	0	0
2.02.05	Others	479,989	493,027	1,360,334
2.02.05.01	Allowance for Loss on Investments	77,833	90,412	68,437
2.02.05.02	Debt with Related Parties	99,116	107,031	1,006,489
2.02.05.03	Provisions for Pension Fund	223,400	200,568	136,715
2.02.05.04	Others	79,640	95,016	148,693
2.03	Future Income	0	0	0
2.05	Shareholders’ Equity	6,535,190	6,844,541	7,442,932
2.05.01	Paid-In Capital	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserve	0	17,319	17,319
2.05.03	Revaluation Reserve	4,518,054	4,763,226	5,008,072
2.05.03.01	Own Assets	4,517,701	4,763,226	5,008,072
2.05.03.02	Subsidiaries/Affiliates	353	0	0
2.05.04	Profit Reserve	336,189	383,049	736,594
2.05.04.01	Legal	336,189	336,189	249,391
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Income	0	0	0
2.05.04.05	Profit Retentions	0	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	46,860	487,203

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2.05.04.07.01	From Investments	637,611	487,203	487,203
2.05.04.07.02	Treasury Stock	(637,611)	(440,343)	0
2.05.05	Retained Earnings	0	0	0

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 – 01/01/2004 to 12/31/2004	5 – 01/01/2003 to 12/31/2003
3.01	Gross Revenue from Sales and/or Services	10,147,678	10,128,511	7,283,930
3.02	Deductions from Gross Revenue	(1,973,701)	(1,994,019)	(1,113,726)
3.03	Net Revenue from Sales and/or Services	8,173,977	8,134,492	6,170,204
3.04	Cost of Goods and/or Services Sold	(4,448,925)	(4,063,033)	(3,439,429)
3.04.01	Depreciation and Amortization	(759,235)	(686,655)	(609,822)
3.04.02	Others	(3,689,690)	(3,376,378)	(2,829,607)
3.05	Gross Income	3,725,052	4,071,459	2,730,775
3.06	Operating Income/Expenses	(1,147,019)	(1,078,363)	(1,693,975)
3.06.01	Selling	(268,396)	(264,712)	(251,813)
3.06.01.01	Depreciation and Amortization	(8,359)	(7,882)	(5,484)
3.06.01.02	Others	(260,037)	(256,830)	(246,329)
3.06.02	General and Administrative	(211,146)	(240,958)	(219,545)
3.06.02.01	Depreciation and Amortization	(15,759)	(21,914)	(19,828)
3.06.02.02	Others	(195,387)	(219,044)	(199,717)
3.06.03	Financial	(310,515)	(831,703)	(1,068,661)
3.06.03.01	Financial Income	252,249	116,154	38,442
3.06.03.02	Financial Expenses	(562,764)	(947,857)	(1,107,103)
3.06.03.02.01	Amortization of Deferred Exchange Variation	0	(103,179)	(130,339)
3.06.03.02.02	Exchange and Monetary Variation, net	923,530	540,752	1,213,391
3.06.03.02.03	Financial Expenses	(1,486,294)	(1,385,430)	(2,190,155)
3.06.04	Other Operating Income	28,711	70,762	39,126
3.06.05	Other Operating Expenses	(10,984)	(235,942)	(198,555)
3.06.06	Equity Pick-up	(374,689)	424,190	5,473
3.07	Operating Income	2,578,033	2,993,096	1,036,800
3.08	Non-Operating Income	(6,292)	(17,694)	26,905
3.08.01	Income	4	6	60,940
3.08.02	Expenses	(6,296)	(17,700)	(34,035)
3.09	Income before Taxes and Participation	2,571,741	2,975,402	1,063,705
3.10	Provision for Income Tax and Social Contribution	(953,861)	(784,110)	(134,818)
3.11	Deferred Income Tax	260,878	(46,295)	129,951
3.12	Statutory Interests/Contributions	0	0	0
3.12.01	Participations	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.15	Income/Loss for the Year	1,878,758	2,144,997	1,058,838
	No. SHARES, EX-TREASURY (in thousands)	258,182	276,893	71,729,261
	EARNINGS PER SHARE	7.27687	7.74666	0.01476
	LOSS PER SHARE

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	Sources	5,111,253	7,470,349	5,040,441
4.01.01	Of Operations	2,118,719	2,589,275	989,144
4.01.01.01	Income/Loss for the Year	1,878,758	2,144,997	1,058,838
4.01.01.02	Amounts not Affecting Working Capital	239,961	444,278	(69,694)
4.01.01.02.01	Long-term exchange and monetary variations	(1,010,185)	(411,321)	(974,307)
4.01.01.02.02	Equity Pick-up	374,708	(424,190)	(5,473)
4.01.01.02.03	Permanent Assets Write-off	8,527	15,374	15,941
4.01.01.02.04	Depreciation / Depletion / Amortization	783,353	716,451	635,134
4.01.01.02.05	Deferred Exchange Variation Amortization	0	103,180	130,339
4.01.01.02.06	Deferred Income Tax and Social Contribution	(95,442)	52,804	(104,703)
4.01.01.02.07	Provision for PIS/COFINS/CPMF contingencies	164,140	132,972	112,871
4.01.01.02.08	Provision for Pension Fund	22,832	63,853	70,720
4.01.01.02.09	Others	(7,972)	195,155	49,784
4.01.02	From Shareholders	0	0	0
4.01.03	From Third Parties	2,992,534	4,881,074	4,051,297
4.01.03.01	Increase in long-term loans and financing	1,937,650	2,730,685	2,672,288
4.01.03.02	Issuance of Debentures	0	0	900,000
4.01.03.03	Decrease in Other Receivables	184,240	1,495,898	90,495
4.01.03.04	Increase from Other Liabilities – Income tax/ social contribution	702,545	578,293	253,998
4.01.03.05	Investments for sale	0	0	0
4.01.03.06	Subsidiaries’ proposed dividends	168,099	28,727	124,875
4.01.03.07	Others	0	47,471	9,641
4.02	Applications	5,075,509	8,217,671	4,898,443
4.02.01	Investments	204,089	1,905,718	121,986
4.02.02	Property, Plant and Equipment	654,930	378,788	766,459
4.02.03	Deferred	45,361	44,561	94,348
4.02.04	Interest on Own Capital and Dividends	1,324,087	2,303,045	1,223,438
4.02.05	Treasury Stock	864,375	440,343	0
4.02.06	Transf. of loan and financing to short-term	1,545,619	2,003,709	1,033,273
4.02.07	Increase in Long-Term Assets	273,116	197,733	1,399,435
4.02.08	Decrease in Other Long-Term Liabilities	163,932	943,774	259,504
4.02.09	Deferred Income Tax and Social Contribution	0	0	0
4.02.10	Others	0	0	0
4.03	Increase/Decrease in the Working Capital	35,744	(747,322)	141,998
4.04	Changes in Current Assets	(894,976)	932,510	1,250,329
4.04.01	Current Assets at the Beginning of the Year	6,440,179	5,507,669	4,257,340
4.04.02	Current Assets at the End of the Year	5,545,203	6,440,179	5,507,669
4.05	Changes in Current Liabilities	(930,720)	1,679,832	1,108,331
4.05.01	Current Liabilities at the Beginning of the Year	6,231,577	4,551,745	3,443,414
4.05.02	Current Liabilities at the End of the Year	5,300,857	6,231,577	4,551,745

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	17,319	4,763,226	383,049	0	6,844,541
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(245,172)	0	245,525	353
5.04.01	Of Own Assets Net of Income Tax and
	Social Contribution	0	0	(245,525)	0	0	(245,525)
5.04.02	Re-Valuation of Own Assets	0	0	0	0	245,525	245,525
	Re-Valuation of Assets of Subsidiaries
5.04.03	Net of Income Tax and
	Soc.Contibution	0	0	353	0	0	353
5.05	Treasury Stock	0	(17,319)	0	(684,471)	(162,585)	(864,375)
5.06	Income/Loss for the Year	0	0	0	0	1,878,758	1,878,758
5.07	Allocations	0	0	0	637,611	(1,961,698)	(1,324,087)
5.07.01	Legal Reserve	0	0	0	0	(1,324,087)	(1,324,087)
5.07.02	Interim Dividends	0	0	0	637,611	(637,611)	0
5.08	Others	0	0	0	0	0	0
5.09	Ending Balance	1,680,947	0	4,518,054	336,189	0	6,535,190

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	17,319	5,008,072	736,594	0	7,442,932
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(244,846)	0	244,846	0
5.05	Treasury Stock	0	0	0	(440,343)	0	(440,343)
5.06	Income/Loss for the Year	0	0	0	0	2,144,997	2,144,997
5.07	Allocations	0	0	0	86,798	(2,389,843)	(2,303,045)
5.07.01	Legal Reserve	0	0	0	86,798	(86,798)	0
5.07.02	Dividends Deliberated	0	0	0	0	(35,000)	(35,000)
5.07.03	Proposed Dividends and Interest on
	Own Capital	0	0	0	0	(2,268,045)	(2,268,045)
5.07.04	Investment Reserve	0	0	0	0	0	0
5.08	Others	0	0	0	0	0	0
5.09	Ending Balance	1,680,947	17,319	4,763,226	383,049	0	6,844,541

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	10,485	2,514,209	702,588	0	4,908,229
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Stock Capital	0	0	0	0	0	0
5.04	Realization of Reserves	0	6,834	2,493,863	0	198,607	2,699,304
5.04.01	Of Own Assets, net of income tax and
	social contribution	0	0	(198,607)	0	198,607	0
5.04.02	Re-valuation of own assets, net of
	income tax and social contribution	0	0	2,693,114	0	0	2,693,114
5.04.03	Reversion of own assets re-valuation
	reserve	0	0	(644)	0	0	(644)
5.04.04	Debentures on the market	0	6,834	0	0	0	6,834
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	1,058,838	1,058,838
5.07	Allocations	0	0	0	34,006	(1,257,445)	(1,223,439)
5.07.01	Legal Reserve	0	0	0	52,942	(52,942)	0
5.07.02	Deliberated Dividends	0	0	0	(506,139)	0	(506,139)
5.07.03	Proposed Dividends and Interest on
	Own Capital	0	0	0	0	(717,300)	(717,300)
5.07.04	Reserve for Investments	0	0	0	487,203	(487,203)	0
5.08	Others	0	0	0	0	0	0
5.09	Ending Balance	1,680,947	17,319	5,008,072	736,594	0	7,442,932

06.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
1	Total Assets	24,447,710	24,704,648	22,522,205
1.01	Current Assets	8,164,081	8,608,514	6,775,380
1.01.01	Cash Equivalents	135,185	109,485	224,915
1.01.02	Credits	1,366,047	1,140,136	1,114,111
1.01.02.01	Foreign Market	879,153	914,870	935,143
1.01.02.02	Export Market	588,098	311,853	323,407
1.01.02.03	Allowance for Doubtful Accounts	(101,204)	(86,587)	(144,439)
1.01.03	Inventories	1,907,462	2,276,027	891,807
1.01.04	Others	4,755,387	5,082,866	4,544,547
1.01.04.01	Marketable Securities	3,709,753	3,561,720	3,654,757
1.01.04.02	Recoverable Corporate Income Tax and Social Contribution	32,428	21,454	78,760
1.01.04.03	Deferred Income Tax	405,034	440,589	251,609
1.01.04.04	Deferred Social Contribution	98,105	77,090	65,486
1.01.04.05	Prepaid Expenses	40,445	39,372	54,799
1.01.04.06	Prepaid Income Tax	38,429	529,270	93,036
1.01.04.07	Others	431,193	413,371	346,100
1.02	Long-Term Assets	2,063,043	1,783,244	1,964,670
1.02.01	Sundry Credits	26,425	30,145	27,407
1.02.01.01	Loans – ELETROBRÁS	26,425	30,145	27,407
1.02.02	Credit with Related Parties	63,258	25,968	26,695
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiaries	63,258	25,968	26,695
1.02.02.03	Other Related Parties	0	0	0
1.02.03	Others	1,973,360	1,727,131	1,910,568
1.02.03.01	Deferred Income Tax	447,679	475,970	650,401
1.02.03.02	Deferred Social Contribution	95,459	99,572	77,493
1.02.03.03	Judicial Deposits	672,996	589,203	502,367
1.02.03.04	Securities Receivable	202,718	204,241	44,719
1.02.03.05	Recoverable PIS/PASEP	28,010	25,455	55,203
1.02.03.06	Prepaid Expenses	92,275	81,114	82,502
1.02.03.07	Investment Available for Sale	254,262	90,159	169,335
1.02.03.08	Marketable Securities	0	0	248,691
1.02.03.09	Others	179,961	161,417	79,857
1.03	Permanent Assets	14,220,586	14,312,890	13,782,155
1.03.01	Investments	270,745	292,649	241,783
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	269,449	291,815	241,566
1.03.01.03	Other Investments	1,296	834	217
1.03.02	Property, Plant and Equipment	13,638,200	13,666,804	13,134,055
1.03.02.01	In Operation, Net	13,051,394	13,318,102	12,929,118
1.03.02.02	In Construction	424,038	198,713	77,596
1.03.02.03	Land	162,768	149,989	127,341
1.03.03	Deferred	311,641	353,437	406,317

06.02 – CONSOLIDATED BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2	Total Liabilities	24,447,710	24,704,648	22,522,205
2.01	Current Liabilities	4,819,657	6,163,662	4,542,518
2.01.01	Loans and Financings	758,976	1,684,571	2,297,619
2.01.02	Debentures	705,517	87,884	89,152
2.01.03	Suppliers	1,261,690	760,467	518,859
2.01.04	Taxes and Contributions	452,689	1,061,570	833,281
2.01.04.01	Salaries and Social Contributions	85,385	79,407	103,998
2.01.04.02	Taxes Payable	240,824	720,670	566,815
2.01.04.03	Deferred Income Tax	93,000	192,274	119,462
2.01.04.04	Deferred Social Contribution	33,480	69,219	43,006
2.01.05	Dividends Payable	1,324,087	2,268,517	717,608
2.01.06	Provisions	45,881	17,149	8,177
2.01.06.01	Contingences	45,881	17,149	8,177
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	270,817	283,504	77,822
2.02	Long-term liabilities	13,149,531	11,807,922	10,553,809
2.02.01	Loans and Financings	6,908,495	5,621,644	5,004,092
2.02.02	Debentures	425,517	1,075,593	1,566,550
2.02.03	Provisions	5,428,624	4,735,338	3,661,109
2.02.03.01	Contingencies	3,265,677	2,439,300	1,201,102
2.02.03.02	Deferred Income Tax	1,590,402	1,688,270	1,818,851
2.02.03.03	Deferred Social Contribution	572,545	607,768	641,156
2.02.04	Debts with Related Parties	0	0	0
2.02.05	Others	386,895	375,347	322,058
2.02.05.01	Debt with Related Parties	28,324	28,324	27,531
2.02.05.02	Provision for Pension Fund	223,400	200,568	136,979
2.02.05.03	Others	135,171	146,455	157,548
2.03	Deferred Income	6,081	77,796	6,496
2.04	Minority Interests	0	0	0
2.05	Shareholders’ Equity	6,472,441	6,655,268	7,419,382
2.05.01	Paid-In Capital	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserve	0	17,319	17,319
2.05.03	Revaluation Reserve	4,518,054	4,763,226	5,008,072
2.05.03.01	Own Assets	4,517,701	4,763,226	5,008,072
2.05.03.02	Subsidiaries/Affiliates	353	0	0
2.05.04	Profit Reserve	273,440	193,776	713,044
2.05.04.01	Legal	336,189	336,189	249,391
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Income	0	0	0
2.05.04.05	Profit Retentions	0	0	0
2.05.04.06	Especial For Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	(62,749)	(142,413)	463,653
2.05.04.07.01	From Investments	637,611	487,203	487,203
2.05.04.07.02	Treasury Stock	(637,611)	(440,343)	0
2.05.04.07.03	Deferred Earnings	(62,749)	(189,273)	(23,550)
2.05.05	Retained Earnings	0	0	0

07.01 – CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 – 01/01/2004 to 12/31/2004	5 – 01/01/2003 to 12/31/2003
3.01	Gross Revenue from Sales and/or Services	12,283,464	12,250,641	8,291,700
3.02	Gross Revenue Deductions	(2,245,877)	(2,451,072)	(1,314,275)
3.03	Net Revenue from Sales and/or Services	10,037,587	9,799,569	6,977,425
3.04	Cost of Goods and/or Services Sold	(5,468,263)	(4,997,244)	(3,837,555)
3.04.01	Depreciation and Amortization	(870,314)	(781,572)	(651,419)
3.04.02	Others	(4,597,949)	(4,215,672)	(3,186,136)
3.05	Gross Income	4,569,324	4,802,325	3,139,870
3.06	Operating Income/Expenses	(1,687,355)	(1,996,306)	(2,091,381)
3.06.01	Selling	(577,226)	(503,433)	(553,004)
3.06.01.01	Depreciation and Amortization	(9,990)	(8,986)	(6,966)
3.06.01.02	Others	(567,236)	(494,447)	(546,038)
3.06.02	General and Administrative	(322,511)	(348,101)	(274,443)
3.06.02.01	Depreciation and Amortization	(43,791)	(47,518)	(30,812)
3.06.02.02	Others	(278,720)	(300,583)	(243,631)
3.06.03	Financial	(761,174)	(921,914)	(1,035,657)
3.06.03.01	Financial Income	523,876	190,511	55,799
3.06.03.02	Financial Expenses	(1,285,050)	(1,112,425)	(1,091,456)
3.06.03.02.01	Amortization of Deferred Exchange Variation	0	(112,616)	(133,008)
3.06.03.02.02	Exchange and Monetary Variation, net	132,480	341,566	914,744
3.06.03.02.03	Financial Expenses	(1,417,530)	(1,341,375)	(1,873,192)
3.06.04	Other Operating Income	55,836	122,795	80,543
3.06.05	Other Operating Expenses	(27,110)	(299,648)	(309,756)
3.06.06	Equity Pick-up	(55,170)	(46,005)	936
3.07	Operating Income	2,881,969	2,806,019	1,048,489
3.08	Non-Operating Income	(7,372)	(1,228)	29,982
3.08.01	Income	33,497	17,538	63,652
3.08.02	Expenses	(40,869)	(18,766)	(33,670)
3.09	Income before Taxes and participation	2,874,597	2,804,791	1,078,471
3.10	Provision for Income Tax and Social Contribution	(1,092,907)	(871,596)	(174,512)
3.11	Deferred Income Tax	223,592	48,593	127,054
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Participations	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.14	Minority Interests	0	0	0
3.15	Income/Loss for the Year	2,005,282	1,981,788	1,031,013
	No. SHARES, EX-TREASURY (in thousands)	258,182	276,893	71,729,261
	EARNINGS PER SHARE	7.76693	7.15723	0.01437
	LOSS PER SHARE	0	0	0

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	Sources	6,282,164	7,416,217	7,046,948
4.01.01	Of Operations	2,438,181	3,156,931	1,679,327
4.01.01.01	Income/Loss for the Year	2,005,283	1,981,788	1,031,013
4.01.01.02	Amounts not Affecting Working Capital	432,899	1,175,143	648,314
4.01.01.02.01	Long-term monetary and exchange variations	(614,141)	(325,657)	(458,600)
4.01.01.02.02	Equity pick-up	55,170	46,005	(936)
4.01.01.02.03	Permanent assets write-off	34,616	17,841	17,288
4.01.01.02.04	Depreciation /Depletion/ Amortization	924,094	838,075	689,197
4.01.01.02.05	Deferred Exchange Variation Amortization	0	112,616	133,008
4.01.01.02.06	Deferred Income Tax and Social Contribution	(100,688)	49,018	(42,062)
4.01.01.02.07	Provision for PIS/COFINS/CPMF contingencies	133,350	132,972	112,871
4.01.01.02.08	Provision for Pension Fund	22,832	63,589	70,983
4.01.01.02.09	Deferred Income Variation	(23,402)	22,986	6,496
4.01.01.02.10	Others	1,068	217,698	120,069
4.01.02	Of Shareholders	0	0	0
4.01.03	Of Third parties	3,843,983	4,259,286	5,367,621
4.01.03.01	Increase in Long-Term loans and financing	2,947,967	2,918,565	3,583,168
4.01.03.02	Issuance of Debentures	0	0	900,000
4.01.03.03	Decrease in Other Receivables	102,408	327,092	620,907
4.01.03.04	Increase in Other Liabilities	793,608	618,506	234,482
4.01.03.05	Investments for sale	0	0	0
4.01.03.06	Others	0	395,123	29,064
4.02	Applications	5,382,592	7,204,227	4,312,521
4.02.01	Investments	81,690	139,821	112,227
4.02.02	Property, Plant and Equipment	888,587	1,374,996	733,749
4.02.03	Deferred	46,664	154,029	97,346
4.02.04	Interest on Own Capital and Dividends	1,324,087	2,303,045	1,223,438
4.02.05	Treasury Stock	864,375	440,343	0
4.02.06	Transf. of loans and financing to short term	1,643,503	2,205,871	1,077,317
4.02.07	Increase in Long-Term Assets	371,795	525,360	757,758
4.02.08	Decrease in Other Long-Term liabilities	161,891	60,762	310,686
4.02.09	Deferred Income Tax and Social Contribution	0	0	0
4.02.10	Others	0	0	0
4.03	Increase/Decrease in the Working Capital	899,572	211,990	2,734,427
4.04	Changes in Current Assets	(444,434)	1,833,134	2,744,761
4.04.01	Current Assets at the Beginning of the Year	8,608,514	6,775,380	4,030,619
4.04.02	Current Assets at the End of the Year	8,164,080	8,608,514	6,775,380
4.05	Changes in Current Liabilities	(1,344,005)	1,621,144	10,334
4.05.01	Current Liabilities at the Beginning of the Year	6,163,662	4,542,518	4,532,184
4.05.02	Current Liabilities at the End of the Year	4,819,657	6,163,662	4,542,518

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS	December 31, 2005	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To
The Shareholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.
We have audited the individual (parent company) and consolidated balance sheets of Companhia Siderúrgica Nacional (a Brazilian Corporation) and its subsidiaries as of December 31, 2005, and the related statements of income, changes in stockholders’ equity (parent company) and changes in financial position for the year then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
Our audit was conducted in accordance with auditing standards in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed and; (c) evaluating the significant accounting practices followed and estimates made by management, as well as the presentation of the individual and consolidated financial statements taken as a whole.

3.
In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects the individual and consolidated financial position of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2005, the result of their operations, the changes in stockholders’ equity (parent company) and the changes in their financial position for the year then ended, in accordance with accounting practices followed in Brazil.

4.
Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1 above, taken as a whole. The Supplementary Information referring to the Statements of Cash Flow Statement and the Statement of Value-added, referring to the year ended on December 31, 2005, are disclosed for the purpose of allowing additional analyses and are not required as part of the financial statements. This information was audited according to the same audit procedures mentioned in paragraph 2 above and are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

5.
The financial statements referring to the year ended December 31, 2004, as well as the Supplementary Information referring to the Statements of Cash Flow and the Statement of Value-added, referring to the year then ended, presented for comparison purposes, were examined by us, and our report dated February 23, 2005 had a qualification relating to the deferral of net liability foreign exchange variations taken place in the first quarter of 1999 and in 2001, by the Company and certain subsidiaries.

Rio de Janeiro, March 20, 2006.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC nº. 2 SP 011609 S/RJ	CRC-RJ 362063/O

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS	December 31, 2005	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

1. MESSAGE FROM THE BOARD OF DIRECTORS / CHAIRMAN

     The results achieved in 2005 were very positive, both in operating and in financial terms. Crude steel production reached 5.2 million tonnes and the consolidated sales of products with greater added value, for the first time, accounted for more than half of the total volume sold. Net income reached R$ 2 billion and cash generation, based on the EBITDA concept, R$ 4.6 billion. We distributed more than R$ 2 billion in dividends and repurchased shares to a total of R$ 864 million. Nevertheless, our debt did not increase. To the contrary, we extended its profile from 8.2 to 13.16 years – and we anticipated the settlement of future commitments, such as borrowings from the BNDES that would fall due in 2011.

     In 2005, CSN attained a 46% EBITDA margin, consolidating its position as one of the world’s leaders in profitability of integrated steel mills. This unique competitive feature, coupled with the company’s financial soundness, led us to close the year as the 8th most valuable steel mill in the world. It also enabled us to raise funds in excess of US$ 1.2 billion in the capital market, including an issue of perpetual bonds to a total of US$ 750 million – which demonstrates the degree of trust foreign investors have in the company’s free cash flow generation competence.

     Our target now is to triple our size over the next four years. Our growth strategy includes investing in the mining area, by expanding the Casa de Pedra mine, which is due to start exporting iron ore in the second half of 2006; building steel mills in Brazil, to increase steel production capacity by 5 million tonnes; and acquiring steel rolling assets in the American and European markets, to add value to the operation carried out in Brazil with the sector’s lowest cost.

     One of our objectives is to consolidate the mining area, in order to transform our company into a competitive global player in terms of quality and price, attaining an estimated 5% of the transoceanic iron ore market as of early 2008.

     Although our future is undeniably promising, we must focus on the present. After all, our expansion plans would not be viable if CSN were not a company that generates major profitability for its shareholders. From January 2003 to December 2005, our stock increased in value by 492%. We expect that in 2006 free cash-flow generation will enable us to continue remunerating our shareholders very attractively.

     Benjamin Steinbruch
     Chairman of the Board of Directors

2. THE BUSINESSES

     CSN operates in an integrated manner across the entire steel production chain, from extracting ore to end-product delivery to customers. The synergies obtained between all the areas of mining, steel milling and logistics coupled with self-sufficiency regarding almost all the main inputs allow us to minimize costs and, as a result, to maximize profits in our production and marketing of flat steel.

2.1 MINING

     CSN’s mining activities center on raw materials used in steel milling. The company operates iron ore, limestone, dolomite and tin mines. In 2005, besides supplying its own steel milling needs, CSN marketed its surplus iron ore production to other Brazilian mills. As of 2006, when the first stage of the expansion of the Sepetiba Port bulk terminal is completed, iron ore will also be exported. Limestone, dolomite and tin are produced only for the company’s own consumption. After the inauguration of the cement plant, scheduled for 2007, the limestone that is not used for steel milling will also be used to produce clinker.

CASA DE PEDRA

     Situated in the town of Congonhas, in the state of Minas Gerais, it has audited reserves of 4.5 billion tonnes of excellent quality iron ore. Its current production capacity is 16 million tonnes/year of end product. In 2005, production reached 13.7 million tonnes, of which 54% were consumed by CSN and 43% were sold in the market.

     The objective of the mining expansion project is to improve usage and extend the deposit’s useful life. The company’s target is to increase its iron ore production capacity to 53 million tonnes per year, a level that should be reached at the end of this decade.

     Ore exports will begin in the second half of 2006. The efficiency of the company’s integrated logistics system – which includes a railroad operated by MRS and the Sepetiba Port bulk terminal – qualifies CSN as a competitive player in the international iron ore market.

In million tonnes

	Current Output Capacity[1]	Output 2005	Sales 2005[2]	Internal Consumption 2005[2]
Iron Ore	16.00	13.70	5.90	7.40
Limestone	2.45	1.42	0.00	1.30
Dolomite	1.10	0.64	0.00	0.55

1 Regarding the output capacity of finished products. 2 For limestone and dolomite, sales refer to inventory of products not used internally in Presidente Vargas Steelworks, residues from processing plant (ultrafines) nad gangue from the mine (dolomite).

In million tonnes

Casa de Pedra Mining Resources
Proven	Indicated	Inferred	Total
502	1.551	2.433	4.487

BOCAINA

     Situated in the town of Arcos, state of Minas Gerais, Mineração da Bocaina mining concern produces limestone and dolomite, both of which are used as fluxing agents in the process of iron ore smelting within the blast furnace. Practically all of its production is consumed in the Presidente Vargas mill in the town of Volta Redonda. Beginning in 2007, this unit will also be responsible for supplying non-steel milling limestone, to be used to produce clinker, a raw material for cement.

ERSA

     Acquired in 2005 for R$ 100 million, Estanho de Rondônia S.A. (ERSA), a tin concern, consists of Mineração Santa Bárbara in Itapuã do Oeste and of a foundry in Ariquemes, both in the state of Rondônia. The deposit has proven reserves of 25,898 tonnes and resources of 54,066 tonnes of contained tin. The foundry has the capacity for processing 3,600 tonnes of metallic tin per year. ERSA’s acquisition was strategic for CSN. The tin is used to make tin plate, with coating and high added value, used in packaging. The company is Brazil’s sole manufacturer of this product and one of the world’s five largest.

2.2 STEEL MILLING

     CSN operates across the entire range of the steel chain, from the production of slabs to the distribution of finished product. At the Presidente Vargas mill, in Volta Redonda, it produces the broadest range of flat steel in Latin America. It has two galvanizing units in Brazil (GalvaSud and CSN Paraná), respectively located in the towns of Porto Real (state of Rio de Janeiro) and Araucária (state of Paraná). The company also has two mills abroad. In the United States, it is the sole controlling shareholder of CSN LCC, which has steel pickling, cold rolling and galvanizing lines. In Portugal, it has a 50% stake in the Lusosider steel company, which produces not only the aforementioned lines, but tin plate as well.

CSN is the country’s only manufacturer of tin plate, steel for packaging, and galvalume, a zinc and aluminum-lined steel that combines high resistance and beauty and that is used in construction. It also produces pre-painted steel, a coated product with great added value, designed for use in household appliances and construction products. In 2005, it produced 51 thousand tonnes of pre-painted steel.

     Metalic Nordeste S.A., a CSN subsidiary, is the only producer of two-piece steel cans for carbonated beverages in Latin America. It has two plants, one for making the cans and the other for making aluminum lids for the cans.

     In 2005, this subsidiary held a 53% share of the Northeastern canned beverage market and a 5% share in the Southeast, which converted into sales of 645 million complete cans and of slightly more than 480 million lids. Its sales volume performance was 15% better than in 2004. .

     CSN also operates in the distribution and services market, through Indústria Nacional de Aços Laminados (INAL S.A.), which has operations in six Brazilian states. Inal processes and distributes flat steel, servicing several industrial segments, namely, the automotive, auto parts, home appliances, civil construction, electromechanical machinery and equipment, packaging, resale and furniture sectors. As the largest individual customer for CSN’s steel (it purchased more than 330 thousand tonnes in 2005), INAL’s has a portfolio of more than 3 thousand customers that purchase as much as 300 tonnes monthly.

2.3 INFRASTRUCTURE
2.3.1 Power

     CSN is one of Brazil’s largest industrial consumers of power, its consumption equaling that of the entire Federal District of Brasilia. As power is key for its production process, the company has invested in power generation assets in order to ensure its self-sufficiency. These assets are: the Itá Hydroelectric Power Station, in the state of Santa Catarina, with a 1,450 MW capacity, in which CSN has a 29.5% stake; the Igarapava Hydroelectric Power Station, in the state of Minas Gerais, with a 210 MW capacity, in which the company has a 17.9% stake; and the thermoelectric co-generation Central, with a 238 MW capacity, which has been in operation at the Presidente Vargas mill since 1999. Central uses the residual gases form steel milling as fuel. CSN obtains 430 MW from these three power stations.

2.3.2 Logistics
2.3.2.1 Ports

     CSN manages two terminals in Rio de Janeiro: the Solid Bulk Products Terminal (Tecar – Terminal de Granéis Sólidos) and the Containers Terminal (Sepetiba Tecon), at the port of Sepetiba. A project for adapting and expanding Tecar is currently under way. The idea is to adapt it in such a way that it can also become an iron ore export terminal, besides continuing to receive imported coke and coal. The inauguration of part of the iron ore terminal, with a shipping capacity of 7 million tonnes/year, will take place in the second half of this year.

     Once it has been completed in July 2007, the iron ore terminal will have an annual capacity of 30 million tonnes. The Sepetiba port complex will then be consolidated as one of the country’s main ones.

     In 2005, Tecar handled 4.7 million tonnes of products, including coal, oil coke, sulfur, zinc concentrate, pellets, pig iron, ferroalloys, soybeans and other solid products in bulk for various customers, besides coal and coke for CSN.

     Sepetiba Tecon handled more than 138 thousand containers in 2005, 43% more than in 2004. Strong demand in the container market, which has been growing significantly every year, helped to turn this Terminal into one of Brazil’s largest in this field of operation.

2.3.2.2 Railroads

     CSN has a stake in two railroad companies: MRS Logística, which manages the former Southeastern Network of the Federal Rail Network (RFFSA - Rede Ferroviária Federal S.A.), along the Rio de Janeiro-São Paulo-Belo Horizonte axis, and Companhia Ferroviária do Nordeste (CFN), which operates RFFSA’s former Northeastern Network, in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

     CSN and the Federal Government will invest R$ 4 billion to transform CFN, which uses 2,600 km of rail, into Transnordestina. With its carrying capacity increased twenty-fold, the new railroad will play a key role in the development of the Northeastern region. The undertaking is scheduled to be completed in 2008.

     In 2005, MRS carried 108.3 million tonnes, a volume 10.4% higher than the previous year’s. The railroad’s gross revenues reached R$ 2 billion, 23.3% more than in 2004, and its net income was R$ 410.3 million.

     All the iron ore, coal and coke consumed at the Presidente Vargas mill is carried by MRS, as well as part of the steel produced for both the domestic market and for exporting.

3. STRATEGY

     Financial soundness, a totally integrated structure, self-sufficiency in almost all the main inputs and one of the lowest production costs in global steel-milling are the factors that ensure a unique competitive advantage for CSN and that provide support for its growth strategy in the four business areas in which it operates or plans to operate shortly: mining, steel milling, logistics and cement.

3.1. MINING: US$ 1 BILLION ADDITIONAL REVENUE

     CSN, which is self-sufficient in iron ore, has historically sold the surplus produced to the domestic market only. As a result of growing international demand, however, the company saw the possibility of realizing significant profits through ore exports. Moreover, it decided to escalate the US$ 1.5 billion investments in expanding its production capacity (from 16 to 53 million tonnes per year), as well as its processing capacity and its iron ore shipping capacity.

     The funds are earmarked for expanding the Casa de Pedra mine in the town of Congonhas, state of Minas Gerais, which has audited resources (as of December 2003) of 4,487 million tonnes of excellent iron ore; for building two pellets plants, with a production capacity of six million tonnes/year; and for adapting and expanding the Tecar bulk goods terminal, in the port of Sepetiba, in order to export up to 30 million tonne/year of ore. The product will be carried from the mine to the port by MRS Logística S.A., which will also invest in the expansion of its own ore carrying capacity. CSN has a 32% stake in MRS’s total capital.

     Shipping iron ore will start in the second half of 2006, when Tecar has reached the capacity for exporting 7 million tonnes/year. Once the system is working at full capacity, CSN will acquire a share of some 5% of the transoceanic iron ore market, with annual estimated sales of more than US$ 1 billion. The short distance between the mine and the port besides the operation’s excellence will allow the company to gain a major competitive advantage, as it will benefit from low costs, below the market’s average costs.

      Where its commercial strategy is concerned, the company plans to enter into long-term supply contracts, especially with European customers. In line with this strategy, CSN closed its first long-term ore export contract in March 2005. The contract foresees annual shipments of 5.5 million tonnes of ore for a 10-year period, at international market prices. Although most of the production is earmarked for exports, iron ore will continue being sold in the domestic market.

     Casa de Pedra mine expansion project is also well under way and the environmental licenses required for implementing the project have already been obtained (see the Environmental Responsibility chapter).

3.2 STEEL MILLING: EXPANDING IN BRAZIL AND ABROAD

     Mergers and acquisitions in the steel milling industry will tend to increase, going forward. In order to compete in an increasingly globalized environment, CSN plans to take advantage of the fact that it has one of the lowest steel production costs in the world in order to build the steel milling business in Brazil and abroad.

     The strategy consists of increasing slab production in Brazil and acquiring steel rolling and finishing assets in Europe and the United States. To increase its steel production capacity in Brazil, the company plans to invest in new mills in the Southeastern region, with a view to supplying its steel rolling mills abroad – both current and future.

     CSN has two projects that are ready and waiting for the ideal implementation moment: a new plate mill, with capacity for 4 million tonnes (Greenfield), and the construction of a new blast furnace at Volta Redonda, inside the Presidente Vargas mill, which would increase the mill’s production from its current 5.6 million tonnes of crude steel to some 7.5 million tonnes/year.

3.3 LOGISTICS: AUTONOMY IN MANAGING THE BUSINESS

     Logistic efficiency is a crucial factor for good economic and financial performance of activities such as mining and steel-milling. The company operates two terminals in the port of Sepetiba (state of Rio de Janeiro) and holds stakes in two railroad companies, MRS Logística and Companhia Ferroviária do Nordeste (CFN), which operate in the Southeast and Northeast of Brazil respectively. Besides cost effectiveness, logistic control is strategic, because it provides the company with autonomy in managing key stages of its business: receiving raw material and shipping finished products.

     In order to make it viable to expand internationally, CSN is investing in transforming the Tecar terminal (which up to 2005 operated only with coal, coke and sulfur imports, among other bulk goods) into a port that also exports goods, especially iron ore. The project’s first stage will be ready in the second half of 2006, when sales of iron ore abroad will begin.

      Besides meeting the company’s needs, the CSN logistics area generates a profit, thanks to services rendered to third parties. In connection with this, the performance of MRS Logística merits highlighting, as it invoiced some R$ 2 billion in 2005, or 23.3% more than in 2004. The main investments made in 2005 totaled R$ 398 million, among which the following stand our: the purchase of 20 new locomotives, 29 heavy locomotives from the secondary American market, 716 freight cars and 18 thousand tonnes of latest generation rail, and the reactivation/transformation of 132 inactive freight cars from the fleet and the expansion of its yards.

      Betting even more heavily on Brazil, CSN and the Federal Government will invest approximately R$ 4 billion to transform Companhia Ferroviária do Nordeste (CFN) into the Transnordestina railroad. The initial part of the project, which will generate some 600 thousand jobs, is expected to be completed in early 2008. Designed to integrate the Northeastern region economically, the new railroad will multiply CFN’s carrying capacity twenty-fold, from 1.5 to 30 million tonnes/year. The operation’s efficiency will enable cost reduction of as much as 75%, with a positive impact on the region, especially in connection with encouraging agribusiness exports.

3.4 CEMENT: PROFITABILITY AND HIGH GROWTH POTENTIAL

     CSN is entering the cement market, driven by the great synergy between this new activity and its current businesses. The production process of the Presidente Vargas mill in Volta Redonda generates some 1.4 Mt of blast furnace slag per year, which accounts for roughly 70% of the raw material used to produce cement.

     Located within the Presidente Vargas mill in Volta Redonda and therefore enjoying the respective economies of scale and logistic gains, the new plant will use the most modern cement production technology in Brazil – vertical cement mills. Capable of controlling the product’s quality in real time and to operate with little power consumption, the new mills will enable the company to produce high quality cement at a low product cost and in an environmentally responsible manner.

     Given the investments in infrastructure required for the country’s economic and social growth, the low level of cement consumption in the Brazilian market and the high degree of synergy with the company’s operations, diversifying into cement is an opportunity for playing a competitive role in a market with high potential, combining profitability and growth.

4. CONSOLIDATED FINANCIAL PERFORMANCE
4.1 Sales

     The Brazilian steel market shrank 7.82% in 2005. Two main factors explain this drop: lower than expected growth of Brazil’s GDP and fairly well-stocked customers at the beginning of the year, due to their expectation of future prices increases and fear of short supply.

     CSN marketed 4.9 million tonnes, a figure 2.6% greater than the previous year’s. Of the total sold, 59% went to the domestic market vs. 70% in 2004, which reflects the this market’s weak performance.

     In Brazil, the strategy embraced by the sales department to minimize the impact on the company’s invoicing of the downturn in the domestic steel market was to expand its customer base and develop an even closer relationship with current customers, in order to increase the sale of coated products, which have higher added value.

     In 2005, CSN consolidated the use of expanded steel in the packaging market, adding value to the product through international award-wining design projects for the food industry.

     Because its operations focused on its customers and the market, rather than on the product, the company was able to drive up the sales of coated products, which already accounted for 51% of the total sold. One of the highlights in connection with this was the progress of pre-painted steel: in 2005, this product’s second full year of production, the CSN Paraná line reached 50% of its capacity.

4.2 Revenues and Costs

     In 2005, net revenue reached the R$ 10 billion mark, exceeding by 2.4% the 2004 figure. Revenue growth was due to volume growth of the products sold, which more than offset the drop in average pricing during the course of 2005.

     The increase in the cost of goods sold, which reached R$ 5.5 billion, besides reflecting a higher sales volume, was also due to the use of high-priced coke throughout the year. Though the international coke market posted a substantial price reduction in the second half of the year, the company held product stocks at the 2004 prices. For this very reason, the company expects to achieve a relevant reduction in the cost of this raw material in 2006.

4.3 EBITDA and Net Income

     CSN’s EBITDA amounted to R$ 4.6 billion, with an EBITDA margin of 45.8%, one of the highest in the industry worldwide. This performance was the second best ever and only slightly below what it achieved in 2004, when its EBITDA cash generation reached R$ 4.8 billion, with a 48.9% margin. Net income totaled R$ 2 billion, or 1.1% more than the previous year’s figure, the best result in the company’s history so far.

4.4 Financial income

     2005 net financial income consisted of a R$ 761 million expense, R$ 48 million (or 6%) lower than what was posted in 2004.

     Regarding losses due to the 2001 devaluation of the real, pursuant to CVM Deliberation no. 404 and 409/01, in 2004 CSN amortized the remaining balance of R$ 113 million, which generated a favorable impact in the comparison vs. 2005.

4.5 Net debt

     The year closed with net debt of 1 x EBITDA, stable vs. the end of 2004. Both gross debt and cash posted minor fluctuations in December 2005 vs. December 2004.

     Adopted since 2003, the strategy of extending debt maturity yielded excellent results in 2005, as average debt terms were extended from 8.2 years to 13.2 years. This performance was only possible because of the funds raised in the capital market during the period. In all, this amounted to more than US$ 1.2 billion, of which the outstanding element was the July issue of US$ 750 million in perpetual bonds, acquired primarily by Asian investors.

     One should also stress that in 2005, CSN anticipated payment of debt owed to the BNDES in connection with the financing of several investment projects implemented from 1996 to 2002.

4.6 Stockholdings

     Similarly to its debt, the consolidated results of the stockholdings reflected little change vs. 2004: an expense of R$ 55 million vs. R$ 46 million in the previous year, connected with the amortization of investment premiums.

4.7 Income tax / Social Contribution on Profit

     In 2005, income tax and social contribution on profit expenses amounted to R$ 869 million, 5.6% more than in 2004, largely because the Company’s taxable income improved. One should stress that the effective tax rate of 30% was in line with that of the previous year.

4.8 Investments

     In 2005, consolidated investments reached R$ 1 billion, 14% above the R$ 891 million in 2004. The highlights were CSN, with investments of R$ 700 million, and MRS and CFN, with R$ 130* million and R$ 48* million each, respectively, invested in their expansion projects. AT CSN, in turn, the project of adapting and expanding the Coal Terminal consumed R$ 210 million, or 30% of the total amount the company invested.

*reflects CSN’s percentage stakes in these companies.

4.9 Shareholder´s remuneration

     During the last few years, the dividend distribution policy has been enhancing investor returns, a strategy that has shown itself to be correct, due to the rising free cash flows generated by the company. In 2005, this was no different and there was a R$ 2.3 billion dividend pay-out covering 2004. The proposed distribution for the fiscal year that ended on December 31, 2005 is R$ 1.3 billion. Of this, R$ 937 million has already been disbursed in February 2006, in the form of advances on dividends.

4.10 Performance Indicators

OPERATING	Units	2001	2002	2003	2004	2005
Crude steel production	t thousand	4,048	5,107	5,318	5,518	5,201
Volume sold	t thousand	4,045	4,970	5,000	4,744	4,864
Number of employees[1]		9,179	8,470	8,501	8,175	8,542
Molten steel production	t thousand	4,134	5,227	5,461	5,672	5,318
Rolled products[1]	t thousand	4,141	4,625	4,810	4,991	4,848
Operating productivity[1]	t/h/year	646	879	946	1,012	995

FINANCIAL	Units	2001	2002	2003	2004	2005
Gross revenue	R$ mm	4,832	6,108	8,292	12,251	12,283
Net revenue	R$ mm	3,982	5,165	6,977	9,800	10,038
EBITDA	R$ mm	1,699	2,276	3,002	4,789	4,594
EBITDA margin	%	43	44	43	49	46
Gross profit	R$ mm	1,702	2,417	3,140	4,802	4,569
Gross margin	%	43	47	45	49	46
Net income (loss)	R$ mm	300	-195	1,031	1,982	2,005
Net margin	%	8	-4	15	20	20
Net income (loss) per share	R$/thousand shares[2]	4	-3	14	8	7
Dividends and interest on
own capital paid[1]	R$mm	2,754	140	800	752	2,303
ROE	%	6	-4	14	30	31
Net debt / EBITDA		3	2	2	1	1
Net debt / shareholders’	%	96	100	66	71	71
equity
Added value[1]	R$mm	2,467	4,890	2,346	5,892	4,925
1 Parent company.
2 Adjusted for dividends and grouping of shares.

5. CAPITAL MARKETS

Companhia Siderúrgica Nacional has its shares traded on the São Paulo Stock Exchange (Bovespa – CSNA3) and on the New York Stock Exchange (NYSE-SID). In 2005, daily its stock trading reached some US$ 20 million on Bovespa and US$ 17 million on the NYSE, consolidating the company’s position as one of the steel milling concerns with the highest liquidity in both stock exchanges. This was corroborated by the increasing weight of this stock in the Ibovespa index, it having risen from 3.7% to 3.9% .
High liquidity is due to investors’ ongoing and rising interest in steel mill stocks, especially in the equity of companies with a sustainable competitive position, high profitability and growth prospects, such as CSN. Reflecting this, the company’s shares rose in value for the third year running, accruing a total increase of 483% from January 2003 to December 2005. Thus, CSN closed the year as the 8th most valuable steel milling company in the world, at R$ 5.5 billion, almost twice its market value in late 2003.
Besides the stock’s upswing, dividend payment has been a significant source of shareholder value generation. Over the last three years, the company paid out some R$ 3.8 billion in dividends; in 2005 alone R$ 2.3 billion was disbursed for the 2004 fiscal year.

Shareholedrs	Shares	%
Vicunha Siderurgia	116,286,665	42.7%
Bovespa	63,682,293	23.4%
ADR	49,295,813	18.1%
BNDESPAR	17,085,986	6.3%
Treasury	13,885,900	5.1%
CBS (Pension Fund)	11,831,289	4.4%
Total	272,067,946	100.0%

6. CORPORATE GOVERNANCE

     In 2005, the Audit Committee was established and the duties of its members formalized. The Committee has autonomy to make decisions regarding the provisions of the Sarbanes-Oxley Act.

     Four concepts provide the guidelines for the company’s corporate governance:

  Fairness – people are to be treated fairly.
  Accountability – managers must be aware of their responsibilities and render accounts for their acts.
  Compliance with the law – total respect for the laws currently in effect.
  Communication of relevant information (disclosure) – transparency and quality of the information furnished to the market.

6.1 Investor Relations

     In 2005, the Investor Relations (IR) site was redesigned to make consulting information easier. A system for monitoring the website’s page visits allows the company to identify which are the subjects that investors are most interested in.

     The IR team clarifies doubts and provides information by phone, besides hosting visits to the company from current or potential shareholders, both at its offices and its industrial units. In 2005, the company held 81 events for investors in Brazil and abroad, invariably seeking to maximize the quality of its services to investors.

6.2 Sarbanes-Oxley Act

     In 2005, the company’s risks and internal controls were mapped, in order to enhance its internal controls in connection with the process of divulging Financial Information and of adopting practices that comply entirely with the Sarbanes-Oxley Act.

6.3 Code of Ethics

     All CSN companies have had a Code of Ethics since 1998, although this only became a legal requirement in 2005 and was not mandatory before. All employees receive the Code, which contains not only the expected standards of personal and professional conduct regarding the relations maintained with the many audiences that are of interest to the company, but also a declaration of our corporate conduct and our commitments. This Code applies to the employees of all CSN companies, as well as to all relationships with shareholders, customers, suppliers, unions, communities, governments, the society and the media.

6.4 Management

     Companhia Siderúrgica Nacional is controlled by Vicunha Siderurgia S.A., which holds 43% of its shares. It is managed by its Board of Directors and Executive Board.

     The Annual General Meeting, CSN’s sovereign body, holds a an ordinary meeting once a year and extraordinary meetings as necessary, pursuant to the law; it is responsible for approving amendments to the company’s bylaws and for electing the members of the Board of Directors.

     The Board of Director’s role is to analyze and approve policies and strategies and to oversee the actions of the Executive Board. It is responsible for electing the Board and the statutory committees.

6.5 Audit Committee

     The Audit Committee has decision-making autonomy concerning the provisions of the Sarbanes-Oxley Act – Sections 301 and 407. Its main duties are to review, consider and recommend to the Board of Directors the appointment, remuneration and hiring of external auditors, as well as to supervise the activities of both external and internal auditing.

6.6 Board of Directors

     The Board of Directors consists of eight members, of which five are independent. Ordinary meetings are held on the dates set in the annual schedule that it approves.

6.7 INDEPENDENT AUDITORS

     In the fiscal year of 2005, the independent auditors that rendered services to CSN and its subsidiaries - Deloitte Touche Tomatsu Auditores Independentes – were hired to perform other services besides examining the financial statements.

     It is the understanding of both the company and of its external auditors that said services, which basically consisted of consultations regarding fiscal and corporate issues, do not affect the auditors’ independence. The additional services, hired for a total amount of some R$ 750 thousand, corresponded to 21% of the total value of the external auditing fees.

     Services to be provided by the external auditors, in addition to examining the financial statements, should be previously presented to the company’s legal officer and its Audit Committee, so that they may conclude, in light of the applicable legislation, whether such services, because of their nature, do not represent a conflict of interest or affect the fairness and impartiality of said independent auditors.

7. Human Resources

In 2005, the company upped its efforts to align Human Resources management policies across the corporation, so as to establish standardized criteria for action and evaluation of people and results.

Several actions were undertaken during the year, including mapping and redefining the structure of jobs and salaries, which became tied, since then, to the results that each function generates for the company.

CSN is aware that to attain its target of tripling its size in four years, it must act proactively in attracting, developing and retaining top talent. Technical competence, flexibility for constant change and a focus on results are the main desirable attributes of the professionals who work for the company, whose operations must be underscored by ethics and professionalism.

8. SOCIAL RESPONSIBILITY

     The company understands that the quality of life of its employees and of the communities within which it is established is of paramount importance. Its activities in the field of social responsibility are conducted through the CSN Foundation.

     CSN Foundation activities are underscored by its commitment to improving the quality of life and social development in the communities in which the company operates.

     In 2005, the Foundation invested R$ 20 million in projects in the fields of education, culture, community development, sports and oral health, servicing more than 200 thousand people in 12 towns spread over 5 Brazilian states.

9. THE ENVIRONMENT

     2005 was underscored by intense environmental licensing activity in connection with the company’s new projects in the fields of mining, logistics and cement.

     Where new investments are concerned, the chief highlight was the port of Itaguaí, where the Company intensified the pace of installation of the control equipment and systems defined in the Environmental Commitment Agreement (TCA- Termo de Compromisso Ambiental) for the Solid Bulk Products Terminal (TECAR). This Agreement was signed with the Government of the State of Rio de Janeiro on November 30, 2001 and was reviewed on May 24, 2004. Thanks to this undertaking and investments, the company’s port of Itaguaí terminals will become Brazil’s most up-to-date ones in 2005, where control and prevention of pollution are concerned.

     In 2005, the funds earmarked for environmental management totaled R$ 229.2 million and were invested mainly in: conducting the environmental studies needed to obtain or renew environmental licenses; studying, measuring and taking remedial action connected with environmental liabilities due to past operations, especially of the pre-privatization period; and continuing to pursue the undertakings and actions set out in the Environmental Commitment Agreement.

Capital Expenditure in Environment (R$ million)

24
12
6
0.49
43
2003
4
4
2
0.77
11
2004
13
49
3
0.60
66
2005
Air Pollution Control
Water Resources Pollution Control
Soil Pollution Control / Handing of Solid Waste
Environmental Management
Total Investments

Environmental Costing (R$ million)

40
51
8
7
107
2003
58
65
11
11
147
2004
71
69
12
10
162
2005
Air Pollution Control
Water Resources Pollution Control
Soil Pollution Control / Handing of Solid Waste
Environmental Management
Total Costs

Companhia Siderúrgica Nacional
Statements of Cash Flow
For the Periods ended on December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated

	2005	2004	2005	2004

Cash Flow for Operating Activities
Net Income for the period	1,878,758	2,144,997	2,005,282	1,981,788
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Amortization of deferred exchange variation		103,180		112,616
- Net monetary and exchange variations	(1,240,938)	(580,459)	(901,670)	(506,548)
- Provision for loan and financing charges	683,657	894,531	964,090	943,209
- Depreciation, depletion and amortization	783,353	716,451	924,094	838,075
- Write-off of permanent assets	8,527	15,374	34,616	17,841
- Equity accounting and amortization of goodwill and negative goodwill	374,689	(424,190)	55,170	46,005
- Deferred income tax and social contribution	(260,878)	46,295	(223,592)	(48,593)
- Provision Swap and Forward	260,181	(721,528)	(8,049)	(729,507)
- Provision actuarial liability	22,832	63,853	22,832	63,589
- Other provisions	(104,002)	229,799	(145,782)	215,762
	2,406,179	2,488,303	2,726,991	2,934,237
(Increase) decrease in assets:
- Accounts receivable	(91,883)	56,111	(251,461)	8,885
- Investment selling receivable securities
- Inventories	159,825	(917,720)	362,687	(1,382,060)
- Judicial deposits	(54,235)	(79,343)	(60,691)	(86,837)
- Credits with subsidiaries	(18,735)	1,344,253		1,404
- Recoverable taxes	471,960	(341,074)	437,834	(490,257)
- Other	(41,500)	149,362	(202,481)	276,789
	425,432	211,589	285,888	(1,672,076)
Increase (decrease) in liabilities
- Suppliers	567,974	153,308	478,590	272,987
- Salaries and payroll charges	4,470	6,190	5,978	17,971
- Taxes	487,666	1,119,348	517,514	1,142,023
- Accounts payable - Subsidiaries	(326,515)	(76,582)
- Other	(8,778)	(12,997)	339,625	135,672
	724,817	1,189,267	1,341,707	1,568,653
Net resources from operating activities	3,556,428	3,889,159	4,354,586	2,830,814

Cash Flow from investing activities
Investments	(204,089)	(1,905,718)	(81,690)	(139,821)
Property, plant and equipment	(654,930)	(378,788)	(888,587)	(1,374,996)
Deferred assets	(45,361)	(44,561)	(46,664)	(154,029)
Net resources used on investing activities	(904,380)	(2,329,067)	(1,016,941)	(1,668,846)

Cash Flow from financing activities
Fund Raisings
- Loans and Financing	2,898,965	2,630,367	4,415,629	3,721,870
- Debentures				208,969
	2,898,965	2,630,367	4,415,629	3,930,839
Payments
- Financial Institution
- Principal	(2,212,050)	(2,280,938)	(3,538,694)	(3,208,738)
- Charges	(667,063)	(952,936)	(911,367)	(1,016,329)
- Dividends and interest on own capital	(2,269,006)	(752,136)	(2,269,006)	(752,136)
- Treasury stocks	(864,375)	(440,343)	(864,375)	(440,343)
	(6,012,494)	(4,426,353)	(7,583,442)	(5,417,546)
Net resources from (to) financing activities	(3,113,529)	(1,795,986)	(3,167,813)	(1,486,707)

Increase (decrease) in cash and cash equivalents	(461,481)	(235,894)	169,832	(324,739)
Cash and marketable securities, beginning of period	1,957,277	2,193,171	3,325,968	3,650,707

Cash and marketable securities (except derivatives), end of period
	1,495,796	1,957,277	3,495,800	3,325,968

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS -	December 31, 2005	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when indicated otherwise)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the city of Araucária, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia, to cater for the needs of the Presidente Vargas Steelworks and also maintains strategic investments in railroad, electricity and ports, to optimize its activities.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, CSN has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, a galvanized steel plant supplying an automaker in Porto Real, in the State of Rio de Janeiro, in addition to a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities and Exchange Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value, and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill or negative goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Resolution #288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in note 10, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

The Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with Deliberation #371, issued by the Brazilian Securities and Exchange Commission (“CVM”), on December 13, 2000, in accordance with the above-mentioned reported deliberation and based on studies by independent actuarias.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Stocks

As established by CVM Instruction 10/80, treasury stocks were recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the financial statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2005 and 2004 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Participation in the capital
	Currency	stock (%)

Companies	of Origin	2005	2004	Main activities

Direct participation: fully consolidated
CSN Energy	US$	100.00	100.00	Equity interests
CSN Export	US$	100.00	100.00	Financial operations and product trading
CSN Islands (a)	US$		100.00	Financial operations
CSN Islands II (a)	US$		100.00	Financial operations
CSN Islands III (a)	US$		100.00	Financial operations
CSN Islands IV (a)	US$		100.00	Financial operations
CSN Islands V (a)	US$		100.00	Financial operations
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00		Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Equity interests
CSN Steel	US$	100.00	100.00	Equity interests
CSN I	R$	100.00	100.00	Equity interests
Estanho de Rondônia - ERSA	R$	100.00		Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
CSN Participações Energéticas (a)	R$		99.70	Equity interests
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry

Direct participation: proportionally
consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity generation
MRS Logística	R$	32.22	32.22	Railroad transportation

Indirect participation: fully consolidated
CSN Aceros	US$	100.00	100.00	Equity interests
CSN Cayman	US$	100.00	100.00	Financial operations and product trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interests
CSN LLC Partner	US$	100.00	100.00	Equity interests
Energy I	US$	100.00	100.00	Equity interests
Management Services (a)	US$		100.00	Services

Tangua	US$	100.00	100.00	Equity interests
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services
				Financial operations and corporate
Jayce	EUR	100.00		participations
				Financial operations and corporate
Cinnabar	EUR	100.00		participations

Indirect participation: proportionally
consolidated
Lusosider	EUR	50.00	50.00	Steel industry
(a) Companies closed down on December 2005.

The financial statements prepared in US dollars and in Euros were translated at the exchange rate in effect on December 31, 2005 – R$/US$ 2.3407 (R$/US$ 2.6544 in 2004) and EUR/US$ 1.1830 (EUR/US$ 1.36358 in 2004).

The gains/losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These referred financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction #408/04 the Company consolidates the financial statements of the exclusive funds.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' equity		Net income

	2005	2004	2005	2004

Parent company	6,535,190	6,844,541	1,878,758	2,144,997
Income elimination in inventories	(62,748)	(189,273)	126,525	(165,713)
Other adjustments	(1)		(1)	2,504

Consolidated	6,472,441	6,655,268	2,005,282	1,981,788

4. RELATED PARTIES TRANSACTIONS

a) Assets

	Accounts	Marketable			Dividends	Advance for future	Advance to
Companies	receivable	Securities	Mutual	Debentures	receivable	capital increase	suppliers	Total

CSN Cayman	12,182							12,182
CSN Export	1,046,691							1,046,691
CSN LLC	18,524							18,524
Jaycee	125,415							125,415
Sepetiba Tecon	817			36,000		62,785	1,566	101,168
Cia. Metalic Nordeste	1,697							1,697
Inal Nordeste	10,708							10,708
CFN	27		74,579			51,936		126,542
GalvaSud	32,809							32,809
INAL	11,318				74,269			85,587
MRS Logística	21				62,794			62,815
Exclusive Funds		188,248						188,248
ERSA							537	537
CSN Cimentos			6,136					6,136
Other (*)	88				3,861			3,949

Total 2005	1,260,297	188,248	80,715	36,000	140,924	114,721	2,103	1,823,008

Total 2004	1,313,442	1,903,480	404	36,000	28,727	116,822		3,398,875

(*) OTHER: Itá Energética, Fundação CSN, CBS Previdência, CSN I and CSN Energia.

b) Liabilities

	Loans and financing					Accounts Payable	Suppliers

Companies		Fixed Rate	Investee's	Intercompany		Mutual(1) / current	Investee's
	Prepayments	Notes(2)	Loans	Bonds(2)	Swap	accounts	Inventory	Other	Total

CSN Export	1,404,074					12,236			1,416,310
CSN Iron				1,414,743					1,414,743
Cinnabar	470,250		65,737			45,384			581,371
Jaycee			22,762			397,441			420,203
CSN Islands VII		643,299							643,299
CSN Islands VIII		1,174,514				2,150			1,176,664
CSN Steel	1,001,338	715,279				307,342			2,023,959
GalvaSud								16,809	16,809
INAL							22,764	22,027	44,791
INAL Nordeste							6,871		6,871
CSN Energia						21,908			21,908
CBS Previdência								223,401	223,401
Other(*)								557	557

Total 2005	2,875,662	2,533,092	88,499	1,414,743		786,461	29,635	262,794	7,990,886

Total 2004	1,538,763	2,992,804	84,876	1,604,347	14,216	1,161,800	1,083	200,550	7,598,439

These operations were carried out under conditions considered by the Company’s management as normal market terms and/or effective legislation for similar operations, being the main ones highlighted below:

(1)	Information referring to loan agreements with related parties.
CSN Jaycee (part): annual Libor + 3% p.a. with indeterminate maturity.
CSN Jaycee (part): Libor + 2.5% p.a. with maturity on 9/15/2011.
CSN Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.

(2)	Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(*) OTHER: Itá Energética, Fundação CSN, CSN Energia and Metalic.

c) Result

	Income				Expenses

Companies	Products and services	Interest and monetary and exchange variation	Other	Total	Products and services	Interest and monetary and exchange variation	Other	Total

CSN Cayman	17,991	(43,508)		(25,517)	13,106	(15,206)		(2,100)
CSN Export	2,026,327	(47,652)		1,978,675	1,676,897	(84,727)		1,592,170
CSN Iron						(62,558)		(62,558)
Cinnabar						1,067		1,067
Jaycee						21		21
CSN LLC	17,967			17,967	5,947			5,947
CSN Islands III						2,953		2,953
CSN Islands V						(29,088)		(29,088)
CSN Islands VII						(140,600)		(140,600)
CSN Islands VIII						(291,284)		(291,284)
CSN Overseas						(33,517)		(33,517)
CSN Panama						(21,849)		(21,849)
Energy I						(13,459)		(13,459)
CSN Steel						25,574		25,574
Itá Energética					95,803			95,803
GalvaSud	342,858			342,858	220,849			220,849
INAL	603,196			603,196	356,956			356,956
Inal Nordeste	17,694			17,694	2,488			2,488
Cia. Metalic Nordeste	34,091			34,091	32,557			32,557
MRS Logística					143,951			143,951
Exclusive Funds		(546,464)		(546,464)
ERSA					35,472			35,472
CBS Previdência							91,730	91,730
Other(*)					6,403	(595)		5,808

Total 2005	3,060,124	(637,624)		2,422,500	2,590,429	(663,268)	91,730	2,018,891

Total 2004	3,117,305	(311,017)	12	2,806,300	361,298	(65,544)	129,903	425,657

Trade transactions with the Company’s subsidiaries, such as sale of products and contracting of inputs and services are performed under usual conditions applicable to non-related parties.

(*) OTHER: Fundação CSN, Sepetiba Tecon, CSN Energia, Banco Fibra and CSN Islands.

5. MARKETABLE SECURITIES

	Parent Company		Consolidated

	2005	2004	2005	2004

Short term
Financial investment fund	188,248	1,903,480		2,005,268
Derivatives			15,031
Brazilian government securities			695,475
Investment abroad (time deposits)	1,193,798	6,386	2,409,840	829,675
Fixed income and debentures	40,715		240,269	381,540

	1,422,761	1,909,866	3,360,615	3,216,483
Derivatives			349,138	345,237

	1,422,761	1,909,866	3,709,753	3,561,720

Long term
Investments abroad (time deposits)			35,657
Fixed income investments and debentures (net
of provision for probable losses and withholding
income tax)	125,639	125,652	218,605	90,159

	125,639	125,652	254,262	90,159

	1,548,400	2,035,518	3,964,015	3,651,879

Company’s management invests the Company’s financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds. Additionally, the Company’s foreign subsidiaries invest their financial resources basically in Time Deposits with first-tier banks overseas.

6. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	2005	2004	2005	2004

Domestic market
Subsidiary companies	57,485	202,166
Other clients	639,911	550,059	879,153	914,870

	697,396	752,225	879,153	914,870

Foreign market
Subsidiary companies	1,202,812	1,111,276
Other clients	9,135	14,239	588,098	351,669
Exports Contract Advance (ACE)	(65,539)	(114,139)		(39,816)

	1,146,408	1,011,376	588,098	311,853

Allowance for doubtful
accounts	(70,951)	(66,807)	(101,204)	(86,587)

	1,772,853	1,696,794	1,366,047	1,140,136

7. INVENTORIES

	Parent Company		Consolidated

	2005	2004	2005	2004

Finished products	367,810	442,507	556,652	823,015
Products in process	315,847	182,631	466,305	228,616
Raw materials	397,374	655,376	474,276	885,480
Store	295,705	265,522	352,611	312,081
Imports in progress	23,676	20,199	25,215	23,019
Provision for losses	(4,006)	(9,852)	(4,251)	(9,948)
Other		3,688	36,654	13,764

	1,396,406	1,560,071	1,907,462	2,276,027

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	2005	2004	2005	2004

Current assets
Income tax	358,950	360,946	405,034	440,589
Social contribution	80,843	48,426	98,105	77,090

	439,793	409,372	503,139	517,679

Long-term assets
Income tax	410,391	442,482	447,679	475,970
Social contribution	81,952	87,486	95,459	99,572

	492,343	529,968	543,138	575,542

Current liabilities
Income tax	93,000	192,274	93,000	192,274
Social contribution	33,480	69,219	33,480	69,219

	126,480	261,493	126,480	261,493

Long-term liabilities
Income tax	1,590,402	1,688,245	1,590,402	1,688,270
Social contribution	572,545	607,768	572,545	607,768

	2,162,947	2,296,013	2,162,947	2,296,038

Income
Income tax	163,032	(54,950)	135,581	15,691
Social contribution	97, 846	8,655	88,011	32,902

	260,878	(46,295)	223,592	48,593

The sources of the deferred social contribution and income tax of the parent company are shown as follows:

	2005				2004
	Income tax		Social contribution		Income tax		Social contribution
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Assets
Non deductible provisions	224,564	223,091	80,843	81,952	134,518	231,273	48,426	80,574
Taxes under litigation		187,300				211,209
Tax losses/negative basis	134,386				226,428
Other								6,912
	358,950	410,391	80,843	81,952	360,946	442,482	48,426	87,486
Liabilities
Income tax and social contribution
on revaluation reserve	93,000	1,590,402	33,480	572,545	93,000	1,683,404	33,480	606,025
Other					99,274	4,841	35,739	1,743
	93,000	1,590,402	33,480	572,545	192,274	1,688,245	69,219	607,768

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies and the balance, in the amount of R$ 134,386 must be offset by the Company in 2006.

Reconciliation between expenses and income of current income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax - IR and Social Contribution -CSL is as follows:

	2005		2004

	IR	CSL	IR	CSL

Income before income tax (IR) and social
contribution (CSL)	2,571,741	2,571,741	2,975,402	2,975,402
( - ) Interest on own capital total expense	(259,404)	(259,404)	(239,391)	(239,391)

Income before income tax and social	2,312,337	2,312,337	2,736,011	2,736,011
contribution - adjusted
- Rate	25%	9%	25%	9%

Total	(578,084)	(208,110)	(684,003)	(246,241)
Adjustments to reflect the effective rate:
Equity accounting	(69,831)	(25,139)	116,185	41,827
Earnings from foreign subsidiaries	91,581	32,969	(99,900)	(35,964)
Effects of "Plano Verão" judicial decision			31,762
Other permanent additions (write-offs)	50,138	13,493	42,320	3,609

Parent company’s current and deferred
IR/CSL	(506,196)	(186,787)	(593,636)	(236,769)

Consolidated current and deferred IR/CSL	(642,805)	(226,510)	(587,678)	(235,325)

9. INVESTMENTS

a) Direct participations in subsidiaries and jointly-owned subsidiaries

					2005			2004

Companies	Number of shares		% Direct interest	Net income (loss) for the period	Shareholders' equity (unsecured liability)	% Direct interest	Net income (loss) for the period	Shareholders' equity (unsecured liability)

	Common	Preferred

Steel
GalvaSud	11,801,406,867		15.29	51,362	521,433	15.29	74,445	470,071
CSN I	9,996,751,600	1,200	100.00	15,684	539,034	100.00	8,364	523,350
INAL	345,950,054		99.99	78,180	448,120	99.99	118,324	411,396
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(23,767)	102,411	99.99	8,275	109,655
Inal Nordeste	37,800,000		99.99	(2,929)	18,178	99.99	(8)	(4,598)

Corporate
CSN Steel	480,726,588		100.00	(58,725)	1,114,332	100.00	42,531	1,330,269
CSN Overseas	7,173,411		100.00	65,781	1,065,186	100.00	181,290	1,133,345
CSN Panama	4,240,032		100.00	(186,805)	411,282	100.00	115,505	678,242
CSN Energy	3,675,319		100.00	5,110	450,239	100.00	16,997	504,785
CSN Islands				(3)		100.00	(6)	126
CSN Export	31,954		100.00	16,873	94,074	100.00	83,306	87,547
CSN Islands II				1,431		100.00	(16)	(1,600)
CSN Islands III				449		100.00	(9)	(540)
CSN Islands IV				78		100.00	(10)	(93)
CSN Islands V				127		100.00	(12)	(149)
CSN Islands VII	1,000		100.00	(5)	(243)	100.00	(88)	(270)
CSN Islands VIII	1,000		100.00	20,632	2,462	100.00	(18,831)	(20,605)
CSN Islands IX	1,000		100.00	30,518	28,316	100.00	(2,499)	(2,497)
CSN Islands X	1,000		100.00	(24,055)	(24,053)	100.00

Logistics and Energy
MRS Logistica	188,332,666	151,667,334	32.22	410,254	629,217	32.22	222,343	413,833
Sepetiba Tecon	62,220,270		20.00	6,333	(12,072)	20.00	(11,996)	(18,404)
CFN	36,206,330		49.99	(56,890)	(102,252)	49.99	(39,271)	(44,201)
Itá Energética	520,219,172		48.75	33,344	545,941	48.75	13,613	520,516
CSN Energia	1,000		99.90	3,295	117,306	99.90	21,029	112,914
CSN Participações Energéticas						99.70		1

Mining
ERSA	34,236,307		100.00	611	19,442

Cement Industry
CSN Cimentos	376,337		99.99	37,543	3,263	99.99	16,139	(34,279)

b) Investment movement

	2004		2005

Companies	Initial investment balance	Balance of provision for losses	Addition (write-off)	Equity accounting(1)	Goodwill amortization(1)	Final investment balance	Balance of provision for losses

Steel
GalvaSud	71,874			7,853		79,727
CSN I	523,350			15,684		539,034
INAL(2)	411,386		(41,443)	78,176		448,119
Cia. Metalic Nordeste	209,215		17,268	(24,503)	(33,186)	168,794
Inal Nordeste		(4,598)	25,705	(2,929)		18,178

	1,215,825	(4,598)	1,530	74,281	(33,186)	1,253,852
Corporate
CSN Steel	1,330,269			(215,937)		1,114,332
CSN Overseas	1,133,345			(68,159)		1,065,186
CSN Panama	678,242			(266,960)		411,282
CSN Energy	504,785			(54,546)		450,239
CSN Islands	126		(107)	(19)
CSN Export	87,547			6,527		94,074
CSN Islands II		(1,600)	(105)	1,705
CSN Islands III		(540)		540
CSN Islands IV		(93)	(1)	94
CSN Islands V		(149)		149
CSN Islands VII		(270)		27			(243)
CSN Islands VIII		(20,605)		23,067		2,462
CSN Islands IX		(2,497)		30,813		28,316
CSN Islands X			2	(24,055)			(24,053)

	3,734,314	(25,754)	(211)	(566,754)		3,165,891	(24,296)
Logistics and Energy
MRS Logistica (3)	133,351		(62,794)	132,199		202,756
Sepetiba Tecon		(3,681)		1,267			(2,414)
CFN		(22,100)	354	(29,377)			(51,123)
Itá Energética (3)	253,751		(3,860)	16,255		266,146
CSN Energia	112,802		1,091	3,297		117,190
CSN Participações Energéticas	1		(1)

	499,905	(25,781)	(65,210)	123,641		586,092	(53,537)
Mining
ERSA			100,000	611	(10,823)	89,788

			100,000	611	(10,823)	89,788
Cement Industry
CSN Cimentos		(34,279)		37,541		3,262

		(34,279)		37,541		3,262

	5,450,044	(90,412)	36,109	(330,680)	(44,009)	5,098,885	(77,833)

(1)	This comprises the balance of parent company’s equity accounting. The balances of consolidated goodwill are shown in item (d) of this note.
(2)
The net write-off of (R$41,443) refers to the capitalization of resources by the parent company in the amount of R$60,000, dividends received in the amount of (R$27,174) and proposed in the amount of (R$74,269).

(3)	The write-off refers to dividend proposed by the investees in 2005.

c) Additional Information on the main investees

• GalvaSud

Incorporated in 1998, through a joint venture between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000.

It has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry, as well as the operation of service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética S.A.) holds a 60.5% stake in the consortium Itá Hydroelectric Plant – UHE Itá, created by means of concession agreement executed on July 31, 2000.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the obtaining of financing by offering the corresponding guarantees.

• Indústria Nacional de Aços Laminados – INAL

The Company aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated in 2002, based at Maracanaú, in the State of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

In 2005 the parent company capitalized resources in this company, in the amount of R$17,268.

• MRS Logística

The Company’s main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports to Usina Presidente Vargas (UPV) steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Sepetiba Port. It also links the UPV steelworks to the Rio de Janeiro and Santos Ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

• CFN

Incorporated in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

• Sepetiba Tecon

Incorporated in 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected UPV by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the electricity commercialization chamber (“Câmara de Comercialização de Energia Elétrica”) –CCEE, in the amount of R$88,711 on December 31, 2005 (R$99,038 in 2004).

From the balance receivable on December 31, 2005, the amount of R$59,129 (R$76,305 in 2004) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

• CSN Cimentos

In March 2005, the entity previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos.

The Company’s purpose is the production and trading of cement, being the main raw material the blast furnace slag, a byproduct of pig-iron production.

• ERSA – Estanho de Rondônia

Acquired on April 7, 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates. CSN recorded goodwill on this acquisition based on the expectation of future results, see item (d) of this note.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste.

The Company, which is based in Camaçari, State of Bahia, has as main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

In 2005 the parent company capitalized resources in this company, in the amount of R$25,705.

d) Goodwill, negative goodwill and other indirect interests

On December 31, 2005, the Company maintained on its consolidated balance sheet the amount of R$279,266 (R$292,649 in 2004), net of amortization related to goodwill based on the expectation of future gains, with amortization estimated at five years, and also maintained negative goodwill relating to an investment in Lusosider Projectos Siderúrgicos in the amount of R$8,521, expected to be amortized in 3 years.

	Balance on			Balance on
	2004	Additions	Amortization	2005	Investor

Investment goodwill:
GalvaSud	125,284		(27,841)	97,443	CSN I
Metalic	99,559		(33,186)	66,373	CSN
Ersa		81,169	(10,823)	70,346	CSN
Tangua / LLC	61,265		(21,334)	39,931	CSN Panama
Inal	5,738		(1,861)	3,877	CSN

	291,846	81,169	(95,045)	277,970

Other stakes	803	493		1,296

	292,649	81,662	(95,045)	279,266

e) Additional information on indirect participations abroad

• CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line.

The Company holds a wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized on that date by the Portuguese Government. The Company is located in Seixal, Portugal and is engaged in galvanization line and tin plates.

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represents 50% of the total capital of Lusosider.

10. PROPERTY, PLANT AND EQUIPMENT

		Parent Company

	Effective rate			2005	2004

	for depreciation,		Accumulated
	depletion and		depreciation,
	amortization		depletion and
	( p.a. %)	Cost	amortization	Net	Net

Machinery and equipment	7.03	11,235,469	(1,885,649)	9,349,820	9,611,171
Mines and mineral deposits	0.40	1,239,084	(13,634)	1,225,450	1,230,194
Buildings	4.00	917,741	(81,418)	836,323	855,223
Land		143,941		143,941	128,736
Other assets	20.00	190,204	(91,560)	98,644	116,464
Furniture and fixtures	10.00	99,444	(85,482)	13,962	11,325

		13,825,883	(2,157,743)	11,668,140	11,953,113

Construction in progress		352,025		352,025	139,074

Parent company		14,177,908	(2,157,743)	12,020,165	12,092,187

		Consolidated

				2005	2004

Machinery and equipment		12,247,415	(2,211,735)	10,035,680	10,371,194
Mines and mineral deposits		1,245,682	(13,634)	1,232,048	1,230,194
Buildings		1,422,007	(162,252)	1,259,755	1,289,730
Land		162,768		162,768	149,989
Other assets		751,637	(248,023)	503,614	408,970
Furniture and fixtures		113,343	(93,046)	20,297	18,014

		15,942,852	(2,728,690)	13,214,162	13,468,091

Construction in progress		424,038		424,038	198,713

Consolidated		16,366,890	(2,728,690)	13,638,200	13,666,804

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Resolution #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the City of Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN´s Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

Up to December 31, 2005, the assets provided as collateral for financial operations amounted R$47,985.

Depreciation, depletion and amortization up to December 31, 2005 amounted to R$720,000 (R$704,436 in 2004), of which R$$708,604 (R$691,302 in 2004) was charged to production costs and

R$11,396 (R$13,134 in 2004) charged to selling, general and administrative expenses (amortization of deferred charges not included).

As of December 31, 2005, the Company had R$6,806,147 (R$7,178,156 in 2004) of revaluation of net depreciation assets.

11. DEFERRED CHARGES

	Parent Company		Consolidated

	2005	2004	2005	2004

Information technology projects	153,210	164,454	163,799	175,043
( - ) Accumulated Amortization	(114,722)	(103,685)	(125,311)	(106,934)
Expansion projects	188,508	138,181	188,508	138,181
( - ) Accumulated Amortization	(61,559)	(34,840)	(61,559)	(34,840)
Preoperating expenses			129,866	129,866
( - ) Accumulated Amortization			(70,985)	(58,672)
Other projects	78,585	74,778	191,484	172,929
( - ) Accumulated Amortization	(49,122)	(28,993)	(104,161)	(62,136)

	194,900	209,895	311,641	353,437

Information technology projects are represented by automation projects and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on December 31, 2005 are primarily related to the Sepetiba port and the Casa de Pedra mine.

Amortization of information technology projects and of other projects in 2005 amounted to R$57,879 (R$59,244 in 2004), of which R$44,896 (R$42,767 in 2004) related to production costs and R$12,983 (R$16,477 in 2004) to selling, general and administrative expenses.

Pursuant to the provisions in the Provisional Measure #3, as of September 26, 2001 and in the CVM Resolutions #404 and 409, as of September 27 and November 1, 2001, respectively, the Company and its investees MRS Logística and GalvaSud chose to differ the negative net result arising from the adjustment of amounts in reais of liabilities and credits in foreign currency, in view of the variation of foreign exchange rates in that year. In 2004 the parent company amortized the outstanding balance of this deferral in the amount of R$103,180 (R$112,616 consolidated).

12. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated

		2005		2004		2005		2004

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENCY

Prepayment	635,354	2,415,035	300,166	1,575,984	104,371	1,429,601	267,848	1,177,824
Advances on Exchange Contract (ACC)			672				672
Perpetual securities					35,208	1,755,525
Fixed Rate Notes	31,334	3,919,097	655,593	3,947,389	72,893	3,053,052	633,603	2,931,342
BNDES/Finame			141,473	571,923			148,203	572,829
Financed imports	44,196	229,428	56,826	217,767	56,705	261,634	62,158	236,316
Bilateral	46,019		53,644	59,911	46,019		53,644	59,911
Other	5,366	17,871	2,707	106,321	30,915	116,874	348,623	228,676

	762,269	6,581,431	1,211,081	6,479,295	346,111	6,616,686	1,514,751	5,206,898

DOMESTIC CURRENCY

BNDES/Finame			47,384	148,840	36,595	277,561	68,096	284,670
Debentures (Note 13)	661,920	286,176	44,943	900,000	705,517	425,517	87,884	1,075,593
Other	78,036	6,300	71,109	7,000	21,173	14,248	65,082	130,076

	739,956	292,476	163,436	1,055,840	763,285	717,326	221,062	1,490,339

Total Loans and Financing	1,502,225	6,873,907	1,374,517	7,535,135	1,109,396	7,334,012	1,735,813	6,697,237

Derivatives	139,399		(120,781)		355,097		36,642

Total Loans and Financing + Derivatives	1,641,624	6,873,907	1,253,736	7,535,135	1,464,493	7,334,012	1,772,455	6,697,237

On December 31, 2005, the long-term amortization schedule, composed of the year of maturity, is as follows:

	Parent Company	Consolidated

2007	1,667,942	495,541
2008	1,437,573	1,280,146
2009	204,968	369,898
2010	905,963	303,973
2011	136,965	273,424
After 2012	2,520,496	4,611,030

	6,873,907	7,334,012

Interest is applied to loans and financing and debentures, at the following annual rates as of December 31, 2005:

	Parent Company	Consolidated

Up to 7%	4,216,641	1,656,408
From 7.1 to 9%	1,441,773	782,994
From 9.1 to 11%	2.197.392	5,350,264
Over 11%	659,725	1,008,839

	8,515,531	8,798,505

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated

	2005	2004	2005	2004

Domestic Currency
CDI	7.75	7.51	8.49	8.51
IGPM	4.23	2.59	5.03	5.37
TJLP		2.24	3.83	5.78
IGP-DI	0.15	0.15	0.17	0.15
Other currencies
	12.13	12.49	17.52	19.81

Foreign Currency
US dollar	55.73	56.99	81.45	75.94
Yen	30.26	28.24	0.49	1.20
Currencies' Basket		1.82		1.98
Euro	0.23	0.46	0.54	0.97
Other currencies	1.65			0.10
	87.87	87.51	82.48	80.19

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

As described in note 14, the Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financing amounted to R$3,446,558 on December 31, 2005 (R$5,473,332 in 2004), and comprise fixed assets items (note 10), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries, as mentioned in note 15.

Amortizations and fund raisings held by the Company’s subsidiaries in the year ended on December 31, 2005, are as follows:

Amortizations

		Principal (US$ million)		Interest rate (p.a.)
Subsidiary	Description		Maturity

CSN Islands III	Notes	75	April/2005	9.75%
CSN Export	Securitization	109	Feb, May and June/2005	4.77%
CSN Islands V	Notes	150	July/2005	7.875%
CSN Export	Securitization	7	Nov/2005	7.28%

		341

Fund Raisings

		Principal (US$ million)		Term (years)		Interest rate (p.a.)
Subsidiary	Description		Issuance		Maturity

CSN Islands IX	Notes	200	January/2005	10	January/2015	10%
CSN Export	Securitization	250	June/2005	10	May/2015	6.148%
CSN Islands X	Perpetual securities	750	August/2005	-	Indeterminate	9.5%

		1,200

The funds raised in the operations were used for working capital, increasing the Company’s liquidity.

13. DEBENTURES

First issuance

As approved at the Stockholders’ Extraordinary General Meeting and ratified at the Board of Directors Meeting, the Company issued on February 1st, 2002, 69,000 registered and non-convertible debentures, unsecured and without preference, in two tranches, being R$10 of unit face value. 54,000 debentures were issued in the first tranche and 15,000 in the second tranche, with a total face amount of R$690,000. The maturity of the 1st tranche was expected for 02/01/2005 and of the 2nd tranche for 02/01/2006, however the Company’s Board of Directors approved the early redemption of all these debentures at the meetings held on January 7 and August 31, 2004 and the Board of Executive Officers carried out redemptions on February 9 and October 4, 2005, respectively.

The compensation of these debentures was calculated on a “pro rata temporis” basis, being the first issue adjusted by the CDI (Interbank Deposit Certificate) plus 2.75% p.a. and the second issue by the IGP-M (General Market Price Index) plus 13.25% p.a.

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10 on December 1, 2003. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve, subsequently used in the Company’s share repurchase program.

Interest is applied to the face value balance of the first tranche at 107% of the CDI Cetip, and the maturity of the face value is scheduled for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10 on December 1, 2003. Such debentures were issued for the total value of issue of R$500,000, being the credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used in the Company’s share repurchase program.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip’s CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is scheduled for December 1, 2006 and of the 2nd tranche for December 1, 2008.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

14. FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes flat steel products to supply domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company’s business are as follows:

Exchange rate risk

Most of the revenues of the Company are in Brazilian Reais and, as of, December 31, 2005, R$6,962,797 of the Company’s consolidated debt of loans and financing were denominated in foreign currency (R$6,721,649 in 2004 As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures adopted by CSN to minimize problems with its trade partners. Since part of the Companies’ funds available is invested in Brazilian government bonds, there is exposure to the credit risk with the government. The amount invested in such instruments at December 31, 2005 was R$695,475.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of December 31, 2005, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Loans and Financing (short and long term)	8,515,531	8,898,433

At December 31, 2005, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional amount	gain / (loss)

Variable income swap (*)	7/28/2006	US$ 49.223 thousand	R$348,560
Derivatives from interest listed at BM&F (DI) - contracted by exclusive funds	Jan/2007	R$ 2.450.000 thousand	Daily adjusted at market
Exchange derivatives listed at BM&F (Options, forward US$, SCC and DDI) - contracted by exclusive funds)	Feb/06	US$ 618.000 thousand	Daily adjusted at market
Exchange options	1/2/2007	US$ 300.000 thousand	R$12,327
Exchange swaps registered with CETIP (Contracted by exclusive funds	Jan/07 Feb/06	US$ 203.428 thousand US$ 880.000 thousand	(R$4.556) (R$15.662)

(*) Refers to non cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same reference updated value at the pre-fixed rate of 7.5% per annum

Market value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets at December 31, 2005, for financial transactions with similar features, such as: volume of the transaction and rates and maturity dates.

Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

15. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$5,271.8 million, for guarantees provided:

	In millions

Companies	Currency	2005	2004	Maturity	Conditions

CFN	R$	18,0	18,0	Indeterminate	BNDES loan guarantees
CFN	R$	23,0	23,0	Indeterminate	BNDES loan guarantees
CFN	R$	24,0	24,0	13/11/2009	BNDES loan guarantees
CFN	R$	20,0		Indeterminate	BNDES loan guarantees
CFN	R$	19,2		Indeterminate	BNDES loan guarantees
CFN	R$	50,0		Indeterminate	BNDES loan guarantees
Cia. Metalic Nordeste	R$	4,8	4,8	15/5/2008	Promissory notes/guarantee given to Banco Santos referring to
					contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7,2	7,2	27/01/2003 to 30/01/2006	Promissory notes/guarantee given to BEC Provin and ABC
					Brasil referring to working capital contracts
CSN Cimentos	R$	27,0		22/6/2006	Guarantee for execution of outstanding debt with INSS
INAL	R$	3,6	3,6	15/03 and 15/04/2006	Personal guarantee in equipment financing
INAL	R$	2,8		Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	6,1		Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	0,7		Indeterminate	Suretyship in guarantee for tax foreclosure
Fundação CSN	R$	0,7		Indeterminate	Suretyship in guarantee for tax foreclosure
Exclusive Fund	R$	50,0		4/1/2006	Suretyship in guarantee for transaction margins at the BM&F

Total in R$		257,1	80,6

CSN Iron	US$	79,3	79,3	1/6/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275,0	275,0	12/09/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550,0	550,0	16/12/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	450,0	200,0	15/1/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750,0		Perpetual	Guarantee by CSN in Bond issuance
CSN Steel	US$	20,0	20,0	29/10/2009	Guarantee by CSN in Promissory Notes Issuance
INAL	US$	1,4	1,4	26/3/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	16,7	33,5	15/9/2012	Personal guarantee for the acquisition of equipment and
					implementation of terminal

Total in US$		2.142,4	1.159,2

16. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints Details on the amounts provisioned and their respective judiciary deposits related to those claims are shown below:

		2005		2004

	Judicial	Contingent	Judicial	Contingent
	deposits	liability	deposits	liability

Labor	17,618	27,170	19,324	96,967
Civil	9,544	13,281	4,749	89,860
Environmental	138	24,062		62
Tax	614,027	3,168,892	536,392	2,151,871

Parent Company	641,327	3,233,405	560,465	2,338,760

Consolidated	672,996	3,311,558	589,203	2,456,449

Short Term		40,341		15,051
Long Term	641,327	3,193,064	560,465	2,323,709

Parent Company	641,327	3,233,405	560,465	2,338,760

Short Term		45,881		17,149
Long Term	672,996	3,265,677	589,203	2,439,300

Consolidated	672,996	3,311,558	589,203	2,456,449

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities stemming from actions taken by Company’s initiative, which are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$1 billion. According to the Company’s legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provisioned in accordance with accounting practices adopted in Brazil.

a) Labor litigation dispute:

As of December 31, 2205 CSN was defendant in 7,232 labor claims (5,385 claims in 2004), which required a provision in the amount of R$27,170 (R$96,967 in 2004). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The approximate R$70,000 reduction in the provisions for labor contingencies, recorded under other operating income/expenses substantially refers to the revision of the likelihood of success in several labor disputes carried out by the Company’s internal and external legal counsel, as well as to the recent favorable track record in related disputes.

The increase in labor claims as from 2004 is due to the request for the difference of the 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still controversial, pending a uniform understanding.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The lawsuits originated from subsidiary responsibility have been decreased due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, as of December 31, 2005, the Company accrued the amount of R$13,281 (R$89,860 in 2004).

The approximate R$77,000 reduction in the provision for civil action contingencies, recorded under other operating income/expenses substantially refers to the revision of the likelihood of success in several civil disputes carried out by the Company’s internal and external legal counsel, as well as to the recent favorable track record in related disputes.

c) Environmental Actions:

As of December 31, the Company recorded a provision of R$24,062 (R$62 in 2004) for investment in environmental recovery expenditures.

d) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In December 2004, the proceeding reached its conclusion and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was deferred. The proceeding is now under accounting inspection.

As of December 31, 2005 the Company has recorded R$361,928 (R$361,928 in 2004) as judicial deposit and a provision of R$60,573 (R$60,573 in 2004), which represents the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL for compensating taxable losses over the limit of 30% of taxable income as provided for by law. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. The Company filed a refutation of this assessment notice and since that date no significant progress has been made. CSN is waiting for the administrative phase trial.

In 2005, the Company reversed part of the provision in the amount of R$218,000, being R$138,000 recorded under interest expenses, fines and taxes and R$80,000 recorded under Income taxes expenses , in arrears due to the revision of the likelihood of success of some items from the second tax assessment, based on the judgment and opinion of its external legal counsel. The provision related to items remaining from the second tax assessment amounts to R$193,218, (R$383,146 in 2004), which includes legal charges.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues as from 2001. As of December 31, 2005 the amount of suspended liability and the offset credits based on the referred proceedings was R$547,766 (R$305,571 in 2004), which includes legal charges.

  PIS/COFINS – Lei 9.718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. As of December 31, 2005 provision amounts to R$292,363 (R$260,930 in 2004), which includes legal charges

In February 1999 the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently waiting for trial.

  CPMF

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment 21/99. As of December 31, 2005 provision amounts to R$370,616 (R$278,070 in 2004), which includes legal charges.

On August 31, 1999 the Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court. However, we emphasize that the most recent jurisprudence has not been favorable to tax payers.

  CIDE – Contribuição de Intervenção no Domínio Econômico

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,786 as of December 31, 2005 (R$22,190 in 2004), which includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

  Education Salary

The Company discussed the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Superior Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, to CNS’ disagreement.

Hence, the Company filed new proceedings to question the doubts relating to whom the collection should be made, as well as if a fine is due or not, and it has deposited in court the amounts due. In the first lawsuit to be judged, the 1st degree sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant’s appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision as of December 31, 2005 amounted to R$33,121 (R$33,619 in 2004), which includes legal charges, and excludes the fine related to the voluntary disclosure period.

According to the Company’s legal counsel, there is a possible risk of losing, and therefore the Company did not make a provision for the fine related to the voluntary disclosure period, with no judicial deposit of the related amount.

  SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned as of December 31, 2005 totals R$76,699 (R$57,891 in 2004), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

  IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

As of December 31, 2005 the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$708,633 (R$612,322 in 2004), adjusted by the Selic.

  IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court - Appellate Court maintained the favorable decision. Currently, CSN is waiting for the action to be redirected to the STF/STJ to have the argued appeal filed by the Internal Revenue Service.

As of December 31, 2005, the provision referring to the total of credits already offset amounted to R$818,242 (R$99,000 in 2004), adjusted by the Selic.

  Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, PIS/COFINS Manaus Free-Trade Zone, COFINS Law 10,833/03 and PIS Law 10,637 in the amount of R$44,875 as of December 31, 2005 (R38,559 in 2004), which includes legal charges.

17. SHAREHOLDERS’ EQUITY

i. Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 (286,917,045 in 2004) common book-entry shares, with no par value. Each share is entitled to one vote at the Shareholders’ Meetings.

ii. Treasury stocks

O The Board of Directors approved the purchase of the Company’s shares to be held in treasury and subsequent sale and/or cancellation as follows:

Authorization date	Number of shares	Acquisition term	Date

			Start	Termination

4/27/2004	4,705,880	3 months	4/28/2004	7/29/2004
7/27/2004	7,200,000	3 months	8/2/2004	11/1/2004
10/26/2004	6,357,000	3 months	11/12/2004	2/11/2005
12/21/2004	5,000,000	180 days	12/22/2004	6/19/2005
5/25/2005	15,000,000	360 days	5/26/2005	5/26/2006

Treasury stocks position as of December 31, 2005 was as follows:

Number of shares purchased (in units)	Total value paid for shares	Share unit cost			Market value of shares on 31/12/2005

		Minimum	Maximum	Average

13,885,900	637,611	35.88	50.19	45.92	698,461

While held in treasury, the shares will have no proprietorship or political rights.

iii. Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation #273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

iv. Ownership structure

As of December 31, 2005, the capital was comprised as follows:

	Number of shares

	Common	%

Vicunha Siderurgia S.A.	116,286,665	45.04%
BNDESPAR	17,085,986	6.62%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.58%
Several (ADR - NYSE)	49,167,213	19.04%
Other shareholders (approximately 10 thousand)	63,810,893	24.72%

Outstanding shares	258,182,046	100.00%
Treasury stocks	13,885,900

Total shares	272,067,946

v. Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

18. DIVIDENDS AND INTEREST ON OWN CAPITAL

The Bylaws ensures a minimum annual dividend corresponding to 25% of the net income determined pursuant to the corporate law. However, Management is proposing to distribute the amount higher than the ensured one, as shown as follows:

2005

Net Income for the period	1,878,758
Realization of revaluation reserve, net of income tax and
social contribution	245,525
Investment reserve appropiration	(637,611)
Cancellation of treasury stocks	(162,585)

Basic Net Income for dividends determination	1,324,087

- Minimum mandatory dividends	331,022
- Proposed dividends superior to minimum mandatory	733,661
- Proposed interest on own capital	259,404

Proposed dividends and interest on own capital	1,324,087

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accrued profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital in the amount of R$259,404 in 2005, corresponding to the compensation of R$1.00473 per share, as counter entry of the financial expenses account, and revert it on the same account, therefore, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

19. NET REVENUES AND COST OF GOODS SOLD

	Parent Company

	2005			2004

	Tonnes (in thousand) non audited	Net revenue	Cost of Goods Sold	Tonnes (in thousand) non audited	Net revenue	Cost of Goods Sold

Domestic Market	2,939	5,632,356	2,630,265	3,355	5,735,535	2,798,861
Foreign Market	1,647	2,078,460	1,552,832	1,297	1,995,509	1,041,366

Steel Products	4,586	7,710,816	4,183,097	4,652	7,731,044	3,840,227

Domestic Market		441,308	252,670		372,781	212,224
Foreign Market		21,853	13,158		30,667	10,582

Other Sales		463,161	265,828		403,448	222,806

	4,586	8,173,977	4,448,925	4,652	8,134,492	4,063,033

	Consolidated

	2005			2004

	Tonnes (in thousand) non audited	Net revenue	Cost of Goods Sold	Tonnes (in thousand) non audited	Net revenue	Cost of Goods Sold

Domestic Market	2,875	5,822,785	2,425,575	3,297	5,837,565	2,633,503
Foreign Market	1,989	3,067,065	2,327,893	1,447	2,888,112	1,700,231

Steel Products	4,864	8,889,850	4,753,468	4,744	8,725,677	4,333,734

Domestic Market		1,062,873	701,637		970,949	652,938
Foreign Market		84,864	13,158		102,943	10,572

Other Sales		1,147,737	714,795		1,073,892	663,510

	4,864	10,037,587	5,468,263	4,744	9,799,569	4,997,244

20. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company’ business segments.

	2005

	Steel and Corporate	Mining	Logistics, Energy and Cement	Total

Net revenues from sales	9,181,470	209,107	647,010	10,037,587
Cost of goods and services sold	(4,916,953)	(113,058)	(438,252)	(5,468,263)

Gross income	4,264,517	96,049	208,758	4,569,324
Operating Income (Expenses)
Selling	(566,606)		(10,620)	(577,226)
Administrative	(260,820)	(597)	(61,094)	(322,511)
Other operating expenses, net	(948)	53	29,621	28,726

	(828,374)	(544)	(42,093)	(871,011)
Net financial result	(846,736)	(41)	(46,877)	(893,654)
Exchange and monetary variation, net	136,907		(4,427)	132,480
Equity accounting	(55,170)			(55,170)

Operating Income	2,671,144	95,464	115,361	2,881,969
Non-operating results	(6,933)		(439)	(7,372)

Income before income tax
and social contribution	2,664,211	95,464	114,922	2,874,597
Income tax and social contribution	(796,133)	(32,457)	(40,725)	(869,315)

Net income for the period	1,868,078	63,007	74,197	2,005,282

21. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent company		Consolidated

	2005	2004	2005	2004

Financial expenses:
Loans and financings - foreign currency	(232,828)	(227,288)	(783,861)	(639,546)
Loans and financings - Brazilian currency	(167,853)	(239,516)	(173,756)	(235,773)
Transactions with subsidiaries	(278,506)	(404,364)
PIS/COFINS on financial revenues	(33,058)	(40,264)	(33,698)	(28,034)
interest, fines and interest on arrears (fiscal)	(110,898)	(34,775)	(119,704)	(39,851)
CPMF	(92,571)	(90,400)	(107,051)	(100,508)
Exchange swap	(555,423)	(328,092)	(60,017)	(228,525)
Other financial expenses	(15,157)	(20,731)	(139,443)	(69,138)

	(1,486,294)	(1,385,430)	(1,417,530)	(1,341,375)

Financial revenues
Transactions with subsidiaries		55,137

Yield on marketable securities, net of provision for losses	147,577	14,885	346,473	91,845
Other income	104,672	46,132	177,403	98,666

	252,249	116,154	523,876	190,511

Net financial income	(1,234,045)	(1,269,276)	(893,654)	(1,150,864)

Monetary variation
- Assets	1,485	12,342	2,757	12,931
- Liabilities	(14,773)	(49,195)	(19,045)	(83,679)

	(13,288)	(36,853)	(16,288)	(70,748)

Exchange Variations
- Assets	(100,450)	(154,620)	(309,135)	(48,230)
- Liabilities	1,037,268	732,225	457,903	460,544
- Amortization of deferred foreign exchange variation		(103,179)		(112,616)

	936,818	474,426	148,768	299,698

Monetary and exchange variations, net	923,530	437,573	132,480	228,950

22. NON-OPERATING REVENUES (EXPENSES)

On December 31, 2005, the non-operating net result of the parent company totaled an expense of R$6,292 (R$17,694 in 2004), and the consolidated net result an expense of R$7,372 (R$1,228 in 2004), mainly comprised by write-off of property, plant and equipment and provision for losses of these assets.

23. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ million

	2005	2004

Revenue
Sales of products and services	10,080	10,089
Allowance for doubtful accounts	(4)	32
Non-operating results	(6)	(18)

	10,070	10,103

Input purchased from third parties
Raw material used up	(2,241)	(2,057)
Cost of goods and services	(1,025)	(998)
Materials, energy, third-party services and other	(319)	(510)

	(3,585)	(3,565)

Gross value-added	6,485	6,538

Retention
Depreciation, amortization and depletion	(783)	(716)

Net produced value-added	5,702	5,822

Value-added transferred
Equity pick-up	(375)	424
Financial income/Exchange variation	(402)	(354)

	(777)	70

Total value-added to distribute	4,925	5,892

VALUE-ADDED DISTRIBUTION
Staff and charges	485	440
Taxes, charges and contributions	2,688	2,867
Interest and exchange variation	(127)	196
Interest on own capital/dividends	1,324	2,303
Retained earnings in the period	555	86

	4,925	5,892

24. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of the CSN employees’ pension fund ("Caixa Beneficente dos Empregados da CSN” - CBS), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adhesion agreement.

(ii) Characteristics of the plans

CBS has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on 02/01/1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in the process of extinction, and became inactive on 10/31/1977, when the new benefit plan began.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive on 12/26/1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

This plan began on 12/27/1995. It is a mixed plan, being a Defined Contribution (CD), related to the retirement and a defined benefit (BD), in relation to other risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of December 31, 2005 and 2004, the plans are presented as follows:

	2005	2004

Members	18,933	18,582

In activity	7,972	7,411
Retired employees	10,961	11,171

Distribution of members by benefit plan:

35% of Average Salary Plan	5,587	5,793
Active	16	20
Beneficiaries	5,571	5,773

Supplementary Average Salary Plan	5,051	5,132
Active	45	63
Beneficiaries	5,006	5,069

Combined Supplementary Benefits Plan	8,295	7,657
Active	7,911	7,328
Beneficiaries	384	329

Linked beneficiaries:	5,397	5,449

35% of average salary plan	4,110	4,207
Supplementary average salary plan	1,227	1,192
Combined supplementary benefits plan	60	50

Total members (beneficiaries)	24,330	24,031

(iii) Actuarial liability

On January 25, 1996, the Supplementary Social Security Secretariat (Secretaria de Previdência Complementar - SPC), through letter #55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on the value determined on September 30, 1995, monetarily updated to December 31, 1995.

Through an official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002 a new proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed (INPC + 6% p.a.), starting June 28, 2002.

The agreement also foresees the installments anticipation in case of cash necessity in the defined benefit plan and the incorporating to the updated debit balance the eventual deficits/surplus under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, in conformity with the report dated January 10, 2006.

	Plans

	35% of Average Salary	Supplementary Average Salary	Combined Supplementary Benefits	Total

Secured actuarial liabilities present value	261,781	1,017,436	575,771	1,854,988
Plan assets fair value	(143,266)	(585,112)	(639,950)	(1,368,328)

Actuarial liabilities present value net of assets fair value	118,515	432,324	(64,179)	486,660
Allowed deferred adjustments	(64,123)	(224,836)	37,739	(251,220)
- Unrecognized actuarial gains	(51,980)	(187,547)	13,536	(225,991)
- Unrecognized past service cost			22,264	22,264
- Assets (Liabilities) increase on the adoption of unrecognized
pronouncement	(12,143)	(37,289)	1,939	(47,493)
Present value of the members' amortizating contributions	(5,666)	(19,594)		(25,260)

Actuarial liability / (asset)	48,726	187,894	(26,440)	210,180

Accured actuarial liabilities / (asset) - Long Term Liabiliy/Other	48,726	187,894	(13,220)	223,400

Actuarial Liability Recognition

The Company’s Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in 2005 the amount of R$22,832 (R$63,853 in 2004), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by the CVM Deliberation 371/2000, which, added to related disbursements, totaled R$100,042 (R$129,903 in 2004).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; the Company, however, based on its legal and actuarial advisers understands that such amortizing contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$13,220 in 2005 (R$8,723 in 2004).

Pursuant to the actuarial calculation prepared by the projected credit unit method, the amounts to appropriate in 2006 are shown as follows:

	ESTIMATES BY PLAN - 2006

	35% of Average Salary	Supplementary Average Salary	Combined Supplementary Benefits	Total

Current service cost	(28)	(364)	(2,387)	(2,779)
Expected members contribution	9	166		175
Interest on actuarial liability	(27,417)	(107,865)	(6,044)	(141,326)
Expected assets yield	15,320	63,683	13,296	92,299
Amortization cost	(17,118)	(50,586)	3,102	(64,602)
- Unrecognized actuarial gain or loss	(4,975)	(13,297)	72	(18,200)
- Unrecognized service cost			1,091	1,091
- Increase on (liabilities) assets on the
unrecognizable pronouncement adoption	(12,143)	(37,289)	1,939	(47,493)

Impact on Results	(29,234)	(94,966)	7,967	(116,233)

The defined contributions of the sponsor of the mixed plan of supplementary benefit are estimated at R$11,576 for next year.

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6% actual and 5% inflation)
Expected yield rate over plan assets	11.3% p.a.(6% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 2 years of severity and separated by sex for the BD plans and without aggravation for the CD plan
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other after-labor benefits.

25. INSURANCE

In view of the nature of its operations, CSN renewed with effectiveness until November 21, 2006 the policy of operating risk insurance - type "All Risks" for the Steelworks Presidente Vargas, Mineração de Casa de Pedra, Mineração de Arcos, Paraná branch, Terminal de Carvão-Tecar, Terminal de Contêineres-Tecon and GalvaSud, in the amount in total risk of US$8.7 billion (property damages and loss of profit), equivalent to R$20.3 billion and the maximum indemnity amount, in case of accident, of US$750 million (property damages and loss of profit), equivalent to R$1.8 billion.

For the subsidiaries INAL, INAL Nordeste and non-industrial places, the policies of named risks with amount in total risk of US$437 million, equivalent to R$1.0 billion and maximum indemnity limit of US$94 million (property damages and loss of profit), equivalent to R$220 million, were renewed with effectiveness until November 21, 2006 and the subsidiary METALIC with effectiveness until November 4, 2006.

The transportation insurance of goods and products in the Brazilian territory, international transportation insurance (imports and exports), life insurance in group of employees, as well as port civil liability and general civil liability insurance were renewed.

26. ADMINISTRATORS’ COMPENSATION

The administrators’ fees were determined by the Annual General Meeting, on April 29, 2005, in the annual global amount of R$30,000 (R$28,000 in 2004). The amount of R$14,209 (R$14,252 in 2004) was appropriated in general and administrative expenses during the year ended on December 31, 2005.

27. SUBSEQUENT EVENTS

Blast furnace III accident

In January 22, 2006, there was an accident in the powder collecting system of the equipment Blast Furnace number 3, temporarily stopping its operation. From the rolling the production is being made normally with the use of the inventory of 240 thousand tonnes of plates and the production of the blast furnace number 2.

The Company has an insurance policy for loss of profit and equipment in the maximum amount of US$ 750 million. Management believes that these amounts are sufficient to recover any losses arising from the accident.

The Company is making all the effort so that the equipment starts operating again as soon as possible.

Prepayment of dividends

On January 31, 2006, the Company’s Board of Directors approved at an extraordinary meeting the prepayment of dividend. referring to the year ended on December 31, 2005, in the amount of R$936,815 corresponding to R$3.6393 per share of the capital stock. The prepayment was included in the proposal of appropriation of the income for 2005 and will be submitted for approval at the Annual General Meeting.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEETS - ASSETS	3
02	02	BALANCE SHEETS - LIABILITIES	4
03	01	STATEMENTS OF INCOME	6
04	01	STATEMENTS OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	8
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	9
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002	10
06	01	CONSOLIDATED BALANCE SHEETS - ASSETS	11
06	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	12
07	01	CONSOLIDATED STATEMENTS OF INCOME	13
08	01	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION	14
09	01	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	15
10	01	MANAGEMENT REPORT	17
11	01	NOTES TO THE FINANCIAL STATEMENTS	42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.